Policies and Procedures to
Address and Manage Conflicts of Interest

The following policies and procedures have been established, and are maintained and enforced by Fitch to address and manage the conflicts of interest identified in Exhibit 6 and may be accessed at https://www.fitchratings.com/site/ethics.

- *Code of Conduct and Ethics*

- *Segregation of Commercial & Analytical Activities*

- *Firewall Policy*

- *Global Securities Trading and Conflicts of Interest Policy*

- *Rating Solicitation and Participation Disclosure Policy*

- *Complaint Handling Policy*

- *Restriction on Providing Advice*

- *Statement on "Definition of Ancillary Business"*

- *Rotation Policy*

- *Look Back Procedure Reviewing Analytical Work of Leavers*

- *Employee Accountability Procedure*

CODE OF CONDUCT
& ETHICS JULY 2017



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TABLE OF CONTENTS

1. INTRODUCTION

1.1   General

Fitch Ratings, Inc. and each of its subsidiaries that issue ratings under the trade name Fitch Ratings ("Fitch Ratings") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. In this respect, Fitch Ratings is dedicated to several core principles — objectivity, independence, integrity, and transparency.

This Code of Conduct and Ethics (the "Code") is intended to provide information as to how Fitch Ratings will function in accordance with those principles and is designed to comply with applicable laws, rules, and regulations in the jurisdictions in which Fitch Ratings operates. The Code is based on the provisions of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. The Code is supplemented by and consistent with other internal policies and procedures that govern Fitch Ratings' activities, businesses, and operations, many of which are available on Fitch Rating's free public website, www.fitchratings.com (see also Appendix A). Fitch Ratings will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

Fitch Ratings expects its employees to act in accordance with the highest standards of personal and professional integrity and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch Ratings that govern the conduct of Fitch Ratings employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

While Fitch Ratings will need to interpret how to most effectively implement the provisions in the Code when developing its policies, procedures and controls, and while from time to time Fitch Ratings may need to deviate from certain requirements in the Code, Fitch Ratings shall at all times remain true to its core principals and the underlying principles of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.2   Rating Activities

Fitch Ratings publishes opinions using a variety of scales (collectively, "ratings"), the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Information about Fitch Ratings' ratings and rating scales is available on Fitch Ratings' free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3   Risk Management

Fitch Ratings' risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch Ratings' activities, including, but not limited to regulatory, reputational, operational, and strategic risk. The risk management function has a reporting line independent of Fitch Ratings' analytical and commercial groups, and provides periodic updates to the Boards of Directors of Fitch Ratings (the "Boards") to assist the Boards in overseeing Fitch Ratings' internal controls.

1.4   Training

Fitch Ratings requires employees to complete formal training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities. The training addresses, as applicable, this Code, credit rating methodologies, certain requirements imposed by the laws governing credit rating activities, and those internal policies, procedures, and controls for managing conflicts of interest and handling confidential material, and non-public information.

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2. QUALITY AND INTEGRITY OF THE RATING PROCESS

2.1 Quality of the Rating Process

2.1.1 Ratings are Fitch Ratings' opinions about creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.

2.1.2 When assigning ratings, Fitch Ratings shall use rating methodologies and criteria that are rigorous, systematic, and, where possible and/or as required by law, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3 The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch Ratings. Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch Ratings.

2.1.4 Ratings and rating outlooks shall be assigned by Fitch Ratings and not by any individual analyst employed by Fitch Ratings. Ratings shall reflect the consideration of all information known and believed to be relevant, of sufficient quality, and from reliable sources, in a manner generally consistent with Fitch Ratings' established criteria and applicable rating methodologies. Fitch Ratings shall use people who, individually or collectively, have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5 Fitch Ratings shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch Ratings has established guidelines for the management, maintenance, and orderly disposition of its records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6 Fitch Ratings and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as

to the general creditworthiness of an issuer or obligation. In addition:

- When deciding whether to rate or continue rating an obligation or issuer, Fitch Ratings shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action, and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch Ratings shall adopt measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch Ratings shall disclose, clearly and in a prominent place, that limitation.

- Fitch Ratings has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch Ratings has previously rated.

- Fitch Ratings has established and implemented a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function shall be separate from the business lines that are responsible for rating various classes of issuers and obligations.

- Fitch Ratings shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch Ratings has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch Ratings shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch Ratings has

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determined that it has sufficient information and expertise to analyze the product.

2.1.7　Fitch Ratings shall structure its rating teams to promote continuity and avoid bias in the rating process.

2.1.8　Fitch Ratings shall ensure that adequate personnel and financial resources are allocated to assigning, monitoring, and updating its ratings. Except for point-in-time ratings that Fitch Ratings clearly identifies as such, once a rating is published Fitch Ratings shall, in accordance with its established policies and procedures on surveillance and based upon information it receives from issuers and other information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and updating on a timely basis the rating, as appropriate, based on the results of any such review;

- Where appropriate, incorporating into subsequent monitoring all cumulative experience obtained, and applying changes in Fitch Ratings' criteria and assumptions to both existing ratings and subsequent ratings; and

- In cases where Fitch Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, ensuring that each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.9　Fitch Ratings reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch Ratings lacks sufficient information to maintain the rating or that any information provided to Fitch Ratings is unreliable. In the event a public rating is withdrawn,

Fitch Ratings shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn, the reason for the withdrawal, and that Fitch Ratings will no longer provide the rating(s) or analytical coverage of the issuer.

2.2　Integrity of the Rating Process

2.2.1　Fitch Ratings and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.2.2　Fitch Ratings and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

2.2.3　Fitch Ratings' analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch Ratings shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.2.4　Fitch Ratings and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch Ratings' established policies and procedures. Nothing in this Code shall preclude Fitch Ratings from providing rating assessments or other types of assessments (e.g., an assessment of creditworthiness that does not constitute a rating because the analysis is based on hypothetical scenarios and/or limited information).

2.2.5　Fitch Ratings' analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch Ratings' analysts may properly hold a series of discussions with an issuer or its agents in order to:

- Understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and

- Explain to the issuer or its agents the rating implications of Fitch Ratings' methodologies as applied to the issuer's proposed facts and features.

2.2.6 Fitch Ratings' Chief Compliance Officer and staff oversee compliance with this Code, the policies referenced in this Code and the laws, rules, and regulations governing the activities of credit rating agencies. The Chief Compliance Officer, and any member of the Compliance Department, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch Ratings' rating operations. The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and related policies and procedures of Fitch Ratings shall be thoroughly assessed.

2.2.7 Fitch Ratings' employees are not expected to be experts in the law. Nonetheless, they are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch Ratings or any other employees of Fitch Ratings. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch Ratings employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, up to and including the dismissal of the employee.

3. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

3.1 General

3.1.1 Fitch Ratings shall not forbear or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the rating action on Fitch Ratings, an issuer, an investor, a subscriber, or other market participant.

3.1.2 Fitch Ratings and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

3.1.3 The determination of a rating shall be influenced only by factors known and believed to be relevant to such rating.

3.1.4 The rating or rating action Fitch Ratings assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch Ratings (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. As a result, the following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch Ratings;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings; and

- Issuing or threatening (either directly, indirectly, or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly, or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly, or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch Ratings, where such practice is engaged in by Fitch Ratings for an anticompetitive purpose.

3.1.5 Fitch Ratings shall where practical separate, operationally, legally, and physically, its rating business and rating analysts from other Fitch Ratings businesses that may present a conflict of interest. Fitch Ratings shall maintain policies establishing firewalls and governing the segregation of operations between Fitch Ratings and its non-rating affiliates designed to mitigate potential conflicts of interest.

3.1.6 Fitch Ratings shall ensure that any "ancillary business" it undertakes, as defined in Fitch's Statement on Definition of Ancillary Business, does not create a conflict of interest with Fitch Ratings' rating business, and/or shall have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise, all as may be required by applicable law.

3.2 Procedures and Policies

3.2.1 Fitch Ratings has adopted written internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses Fitch Ratings makes or the judgment and analyses of Fitch Ratings' employees involved in credit rating activities or who approve credit ratings and rating

outlooks. Fitch Ratings has disclosed certain of its conflict avoidance and management measures on its free public website at www.fitchratings.com.

3.2.2 Fitch Ratings' disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

3.2.3 The general nature of Fitch Ratings' compensation arrangements with rated entities, along with certain other related considerations, is as follows:

- Fitch Ratings shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch Ratings' receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions.

- Fitch Ratings shall maintain a set fee schedule or schedules and make it available to all issuers and their agents; provided, however, that Fitch Ratings reserves the right to periodically revise its fee schedule(s) or, as may be permitted by applicable law or contractual arrangements, otherwise adjust pricing without prior notice.

- Fitch Ratings shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result.

- Fitch Ratings shall disclose in all of its published research that Fitch Ratings is paid fees by the issuers it rates, as well as an estimated range of typical fees.

- Any issuer may terminate its fee arrangement with Fitch Ratings without fear that its rating will be lowered for that reason.

- If Fitch Ratings were to receive from a rated entity compensation unrelated to Fitch Ratings' ratings and routine subscription and license fees for its published research and data (e.g., in respect of ancillary business), Fitch Ratings shall disclose the proportion such non-rating fees constitute against the fees Fitch Ratings (and its affiliates) receives from

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the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings shall publicly disclose if it receives 10 percent or more of its total net revenue (the "Ten Percent Threshold") for a fiscal year (for Fitch Ratings, currently 1 January to 31 December) from a single issuer, originator, arranger, or subscriber. Moreover, in certain jurisdictions Fitch Ratings shall neither issue nor maintain a credit rating solicited by an entity if the Ten Percent Threshold is exceeded in respect of that specific entity in the most recently ended fiscal year.

3.2.4   Fitch Ratings will not hold or transact in trading instruments presenting a conflict of interest with Fitch Ratings' credit rating activities. For the avoidance of doubt, this prohibition does not prevent Fitch Ratings from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch Ratings' business in the ordinary course.

3.2.5   Fitch Ratings reserves the right to withdraw any rating at any time for any other reason, including if Fitch Ratings deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

3.2.6   Fitch Ratings shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified below, Fitch Ratings expects that such public disclosure will happen.

3.2.7   If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch Ratings, Fitch Ratings shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

3.3   Analyst and Employee Independence

3.3.1   Reporting lines for Fitch Ratings employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch Ratings derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch Ratings shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch Ratings' rating process.

3.3.2   Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity or any third party related to that entity or a particular transaction.

3.3.3   Fitch Ratings' employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch Ratings' rating activities. The details as to these and similar restrictions are set forth in Fitch Ratings' Global Securities Trading and Conflicts of Interest Policy, made available on its free public website, www.fitchratings.com.

3.3.4   Fitch Ratings employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch Ratings does business, and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

3.3.5   Any Fitch Ratings analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for

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example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytical responsibility), shall, in accordance with Fitch Ratings' policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch Ratings.

3.3.6   Fitch Ratings has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch Ratings and join an issuer that the analyst has been involved in rating, or an issuer, arranger, underwriter, sponsor, or financial firm with which the analyst has had dealings as part of his or her duties at Fitch Ratings. If it appears that a conflict has influenced a credit rating, then Fitch Ratings will promptly disclose the potential conflict and, as appropriate, convene a review committee to re-rate all credit ratings influenced by the potential conflict.

3.3.7   In certain jurisdictions, local law requires individuals performing credit rating activities to rotate coverage responsibilities on a periodic basis. Fitch Ratings has established and shall maintain policies providing for analytical rotation in accordance with applicable local regulatory requirements.

4. RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS

4.1   Transparency and Timeliness of Ratings Disclosure

4.1.1   Fitch Ratings shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible, consistent with applicable law.

4.1.2   Fitch Ratings' policy for distributing public ratings and the related commentary and updates is as follows:

- Fitch Ratings shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com; and

- As appropriate or as is otherwise required, Fitch Ratings shall simultaneously distribute an announcement of the rating or rating action, together with any related commentary including rating outlooks, through wire services or other media outlets.

4.1.3   Among other disclosures, Fitch Ratings shall indicate with each of its published ratings:

- When such rating (including rating outlooks) was last updated;

- A list of relevant methodologies (i.e., criteria reports), along with any applicable criteria variations or limitations on the rating, and where those criteria reports can be found; and

- The key rating drivers (i.e., what factors would impact the rating) so as to facilitate an understanding of the rating(s)' sensitivity.

Moreover, except for private ratings provided only to the requesting party, Fitch Ratings shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating and the reasons for such withdrawal, if the rating action is based in whole or in part on material non-public information.

4.1.4   Fitch Ratings shall base its rating analyses and rating decisions, which are Fitch Ratings' opinions, upon Fitch Ratings' established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch Ratings' free public website, www.fitchratings.com. Fitch Ratings' criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

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- Where Fitch Ratings assigns an initial rating to a structured finance product, it shall provide information about the loss and cash-flow analysis upon which Fitch Ratings has relied, so as to enable investors and market participants to understand the basis for the rating. To the extent practical or as may be required by applicable law, Fitch Ratings shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch Ratings' underlying rating assumptions.

- In its rating action commentary, Fitch Ratings shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings, and in accordance with applicable law. Fitch Ratings shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch Ratings shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch Ratings verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see below).

4.1.5   When Fitch Ratings publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch Ratings shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch Ratings shall always maintain complete editorial control over all rating actions, related commentaries, and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. Subject to applicable law, this control shall extend to when, and whether, Fitch Ratings shall take, or publish, any rating action.

4.1.6   To the extent reasonably feasible and appropriate (and, in certain jurisdictions, as may be required by law), prior to issuing or revising a rating, Fitch Ratings shall provide to the issuer advance, written notification of the rating action and the critical information and principal considerations upon which the rating decision was based. Fitch Ratings provides such information solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch Ratings shall duly evaluate any comments made by the issuer and accept them in its discretion as appropriate to correct factual errors or remove references to non-public information. Except as required by law, Fitch Ratings retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, except as required by law, Fitch Ratings in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch Ratings shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch Ratings shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch Ratings, in a timely manner, new or additional information that Fitch Ratings believes to be relevant to the rating. However, other than as may be prohibited by applicable law, in certain event- or performance-driven situations Fitch Ratings reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

4.1.7   In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch Ratings, where possible or as may be required by applicable law, shall conduct periodic studies on the performance of Fitch Ratings-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch Ratings shall make all transition and default studies available on Fitch Ratings' free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist investors and market participants in drawing performance comparisons between different rating agencies.

4.1.8 For each rating, Fitch Ratings shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, publicly disclose whether the issuer participated in the rating process, and the solicitation status of the rating.

4.1.9 Fitch Ratings shall review and update, to the extent it deems appropriate or as is required by applicable law, its criteria and methodologies on a regular basis. Fitch Ratings shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate or as may otherwise be required by applicable law, Fitch Ratings shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch Ratings shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

5. THE TREATMENT OF CONFIDENTIAL INFORMATION

5.1   Disclosure of This Code and Communication with Market Participants

5.1.1 Fitch Ratings shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations. Without limitation, these policies establish various restrictions on the sharing of confidential, ratings-related information with persons not involved in the performance of Fitch Ratings' credit rating activities.

5.1.2 Fitch Ratings welcomes comments and input from market participants and the public, including any questions, concerns, or complaints they may have regarding the business, operations, or activities of Fitch Ratings.

- Comments or complaints related to Fitch Ratings' compliance with legal or regulatory requirements should be directed to a Regional Compliance Officer.

- Comments or complaints regarding Fitch Ratings' analytical activities should be directed to the relevant Regional Credit Officer within the global Credit Policy Group. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking and responding to such comments or complaints from third parties.

- Contact information for the Regional Compliance Officers and Credit Officers is available on Fitch Ratings' free public website, www.fitchratings.com.

5.1.3 Fitch Ratings shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; (3) its transition and default studies; and (4) certain other internal policies relevant to addressing and managing conflicts of interest, preventing the misuse of material, non-public information, and ensuring compliance with applicable laws, rules, and regulations (see Appendix A to this Code).

5.2   What Fitch Ratings Expects of Issuers

5.2.1 Fitch Ratings expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch Ratings all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch Ratings.

5.2.2 Fitch Ratings expects all such information to be timely, accurate, and complete in all respects.

5.2.3   Fitch Ratings expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

5.2.4   During any time period in which an issuer is reviewing commentary or reports to be published by Fitch Ratings, Fitch Ratings expects such issuer will not disclose the commentary or reports in advance of Fitch Ratings' publication or take advantage of the delay in publication in any way.

5.2.5   Should an issuer choose to stop cooperating with Fitch Ratings in the rating process, Fitch Ratings also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch Ratings by the issuer or its agents and any other public and/or non-public information available to Fitch Ratings.

5.2.6   Fitch Ratings expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

6. DISCLAIMERS

6.1   Non-Reliance on This Code

6.1.1   Fitch Ratings does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly.

6.1.2   Fitch Ratings may amend this Code at its sole discretion, in any way Fitch Ratings sees fit at any time.

6.2   Purpose & Use of Ratings

6.2.1   Fitch Ratings' ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends, and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate". Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

6.2.2   In issuing and maintaining its ratings or rating outlooks, Fitch Ratings relies on factual information it receives from issuers, underwriters, and from other sources Fitch Ratings believes to be credible. Fitch Ratings conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

6.2.3   The manner of Fitch Ratings' factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

6.2.4   Neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch Ratings relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch Ratings and to the market in offering documents and other reports. In issuing its ratings Fitch Ratings must rely on the work of experts,

FitchRatings

including independent auditors with respect to financial statements, and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

6.2.5 Fitch Ratings does not have a fiduciary relationship with any issuer, subscriber, or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch Ratings and any issuer or between Fitch Ratings and any user of its ratings.

6.2.6 Ratings do not constitute recommendations to buy, sell, or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

6.2.7 Ratings may be changed, qualified, placed on Rating Watch, or withdrawn as a result of changes in, additions to, accuracy of, unavailability of, or inadequacy of information, or for any reason Fitch Ratings deems sufficient.

6.2.8 Fitch Ratings does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation, or actuarial services. A rating should not be viewed as a replacement for such advice or services.

6.2.9 The assignment of a rating by Fitch Ratings shall not constitute consent by Fitch Ratings to use its name as an expert in connection with any registration statement, offering document, or other filings under any relevant securities laws.

FitchRatings

APPENDIX A

Select Fitch Ratings Policies

Set forth below are a list of those policies that Fitch Ratings has made available on its free public website, www.fitchratings.com. These policies, along with other Fitch Ratings policies and procedures, are intended to be read in conjunction with, and to supplement and support, this Code. However, where more detailed requirements are set forth in a particular policy or procedure, the more detailed of such requirements shall apply.

- Firewall Policy

- Global Confidentiality Policy

- Global Securities Trading and Conflicts of Interest Policy

- Segregation of Commercial and Analytical Activities

- Policy on Complaint Handling

- Rating Solicitation and Participation Disclosure Policy

- Restrictions on Advising Issuers and Others

- Look Back Procedure Reviewing Analytical Work of Leavers

- Statement on Definition on Ancillary Business

FitchRatings



FitchRatings

fitchratings.com

EXECUTIVE SUMMARY

Objective:	To set forth the requirements regarding the segregation of commercial and Analytical Activities
Application:	Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings" (collectively "Fitch Ratings")
Effective Date:	25 March, 2019
Version:	15.3
Replaces:	Version 15, dated 31 December 2018

1. OVERVIEW

Fitch Ratings is a commercial enterprise. It receives compensation from Rated Entities and other third parties, in return for analysis performed with respect to Ratings.

When assigning its Ratings, Analysts may only consider those factors relevant to the creditworthiness of a Rated Entity or a Security. In particular, Ratings assigned to a Rated Entity or Security must not be affected by whether there is an existing or potential business relationship between Fitch Ratings (or its affiliates) and the Rated Entity or any other third party.

To manage potential conflicts of interest arising from Analysts being influenced by business or financial considerations when performing Analytical Activities, among other restrictions Analysts are prohibited from participating in negotiations or discussions regarding fees or payments from Rated Entities, or other third parties on their behalf, to Fitch Ratings. Rather, Fitch Ratings has established a separate Business and Relationship Management Group ("BRM"), which is responsible for carrying out all marketing and commercial activities on behalf of Fitch Ratings.

For the avoidance of doubt, the fact that Analysts are aware generally that Fitch Ratings receives compensation for its analytical work does not mean that Analysts are influenced by business considerations.

2. DEFINITIONS

"Analyst" shall have the meaning as set forth in _Bulletin 02 The Rating Process Manual (RPM)_.

"Analytical Activities" means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information, and developing or approving criteria or methodologies used for determining Ratings, including qualitative and quantitative models.

"Analytical Views" means the views of an Analyst or Analysts relating to Ratings, Securities, Rated Entities, transactions, sectors, countries, markets, research, criteria, methodologies, credit considerations or other related matters, including, without limitation, factual discussions about the products or services of the Fitch Group.

"Confidential Information" shall have the meaning as set forth in _Bulletin 41: Confidential Information Policy_.

"Credit Rating" means a Rating that assesses the creditworthiness of an issuer or its Securities.

"EMS" means the Exception Management System.

"Endorsed Rating(s)" means an international scale Public Rating where the relevant primary analyst is employed by Fitch Ratings, Inc., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch

Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (or any branch of one of these entities, wherever located).

"EU Public Rating" means a Public Rating with respect to which the primary analyst, as that term is used in the Bulletin 02 The Rating Process Manual (RPM), is employed by Fitch Ratings Ltd or one of its credit rating agency subsidiaries located and registered in the European Union ("EU") (including any branch, wherever located, of Fitch Ratings Ltd or any such subsidiary).

"Fitch Group" means, collectively, Fitch Ratings, Fitch Solutions, Fitch Learning and BMI Research.

"Market Share Information" means the information as to the relative size, however measured, of Fitch Ratings' share of the Ratings business, compared to other rating agencies, in a particular country, sector, product or other category or classification group, which information is not otherwise publicly available.

"Need to Know" shall have the meaning set forth in *Bulletin 41: Confidential Information Policy*.

"Public Ratings" are Credit Ratings that: (i) are published by Fitch Ratings on its website, www.fitchratings.com; (ii) have not yet been published by Fitch Ratings, but with respect to which the Rated Entity has stated in writing that it wishes the Credit Rating to be published (unless this stated intention is subsequently withdrawn); or (iii) were originally assigned as Private Credit Ratings, but with respect to which the Rated Entity has notified Fitch Ratings in writing that it wishes the Private Credit Rating to be published (from the point in time this notification was received by Fitch Ratings, unless the stated intention is subsequently withdrawn).

"Private Credit Ratings" means Credit Ratings that are Private Ratings.

"Private Ratings" are Ratings that Fitch Ratings has not published on its website, www.fitchratings.com.

"Rated Entity" means, along with its agents: (i) the issuer or obligor with respect to any Security that has received or is expected to receive, as the case may be, a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Rating.

"Rating" shall have the meaning set forth in Bulletin 07 Credit Products – Defined: Ratings, Assessments, Opinions and Scores.

"Rating Action" shall have the meaning set forth in Fitch Ratings' Rating Definitions, published on Fitch Ratings' website, www.fitchratings.com.

"Security" means any security, programme or other financial instrument.

"Senior Global Group Head" has the meaning as is set forth in Bulletin 22 Senior Global, Global & Regional Group Heads.

"Senior Analytical Management" means, collectively, the Global Analytical Head and all other managers listed in Bulletin 22 Senior Global, Global & Regional Group Heads.

3.   ANALYST COMMUNICATIONS OF ANALYTICAL VIEWS

Subject to the confidentiality obligations in *Bulletin 41: Confidential Information Policy*, and the prohibitions set forth in Section 8 below, Analysts may discuss or communicate their Analytical Views with BRM or any third party.

Further requirements relating to communications with journalists and in social media are outlined in Fitch Group Bulletin 05: Social Media Policy

4.   PROHIBITION ON ANALYST INVOLVEMENT IN FEE NEGOTIATIONS

4.1. Analysts are prohibited from:

4.1.1   Initiating or participating in negotiations or discussions regarding fees or payments to Fitch Ratings related to any Rating, with any Rated Entity or other third party, or otherwise being provided information pertaining to engagement-specific fees or billing relating to a Rating;

4.1.2   Subject to Sections 9, 10 and 11 below, participating in sales or marketing of Ratings or other products or services of Fitch Ratings or any of its affiliates; and

4.1.3   Otherwise taking into account sales or marketing considerations when assigning, or taking any subsequent actions with respect to, Ratings.

4.2. Despite Fitch Ratings' controls, it is not always possible to prevent Analysts from receiving communications that contain fee or billing information. If an Analyst receives such information in violation of this Policy, relevant staff must ensure that the matter is promptly recorded in EMS, as is set forth in applicable operating procedures or process manuals.

4.3. It is permissible for Analysts to become aware of fee or billing information related to a Rating that is publicly disclosed (e.g., through public offering documents for capital market issuance purposes or in a public tender document), or included in a prospectus or offering document. Receipt of fee or billing information in such circumstances is not a violation of this Policy, and need not be recorded in EMS.

5.   BRM NEGOTIATION OF FEES AND BILLINGS

5.1. BRM is responsible for pricing each request for Ratings. Only BRM (and on their behalf members of the Finance, accounting or billing departments, referred to collectively as "Finance", and members of the Legal Department) may communicate with a Rated Entity or other third party regarding fees or billings.

5.2. BRM and Finance are responsible for obtaining and recording all fee-related information, and for entering it into the appropriate systems.

5.3. All questions regarding fees, billings or general pricing policies received by Analysts, must be referred to the appropriate contact within BRM or Finance. Analysts may not provide the information to the requestor.

5.4. BRM and Finance must not communicate (in email or otherwise) information concerning individual fees or billings for Ratings to or with Analysts.

6.   BRM COMMUNICATIONS TO ANALYSTS

To ensure that Analysts can perform their Analytical Activities in an environment free from commercial or financial pressure or influence, BRM must appropriately manage their communications with Analysts.

6.1. BRM may make a reasonable and balanced enquiry to an Analyst regarding Analytical Activities that is intended to clarify facts or the basis for an Analytical View.

6.2. However, BRM may not call into question, lobby or otherwise pressure an Analyst with respect to:

6.2.1   Taking (or refraining to take) a particular Rating Action;

6.2.2   Proposed changes to criteria or methodologies;

6.2.3   Instances where the level of an indicative/initial, expected or final Rating was lower than preliminary feedback initially provided to a Rated Entity or other third party;

6.2.4   The recommendation or vote of a particular Analyst in a rating committee; or

6.2.5   Other negative commercial implications or relationship issues that may arise from Analytical Activities.

7.   FITCH RATINGS' FINANCIAL & MARKET SHARE INFORMATION

Analysts may not be provided Fitch Ratings' financial or Market Share Information other than as is set forth below.

7.1. Fitch Ratings' Financial Information

Analysts are prohibited from receiving revenue information, P&L statements and other non-public documents describing the financial performance of the Fitch Group or Fitch Ratings (collectively, "Financial Information") other than as follows:

7.1.1   *Global/Regional/Sector-Level Information*. Finance may periodically provide aggregated Fitch Ratings revenue, budget, and expense items such as salary and travel, to Senior Analytical Management, to assist them in planning hiring needs for Analysts, and managing Analysts' expenses. This information may also be provided to Senior Analytical Management in the course of internal planning sessions, consistent with the requirements set forth below, and to monitor the execution of those plans, and also as part of regular update meetings for Senior Analytical Management.

7.1.2   *Country-Level Information*. Finance may periodically provide aggregated country-level Fitch Ratings' Financial Information to Analysts who are board members of local operating entities ("Local Board Members"), where the Financial Information is necessary to fulfill their local board or regulatory responsibilities.

7.1.3   *Aggregated Financial Information*. Analysts may periodically receive aggregated information on the overall financial performance of Fitch Ratings, in the context of discussions related to compensation.

7.2. Market Share Information.

Analysts may receive Market Share Information only as follows:

7.2.1   For purposes of demonstrating Fitch Ratings' knowledge of, coverage of or depth in a particular market or sector, BRM may include or mention Market Share Information in joint Analytical / BRM presentations, discussions and meetings with Rated Entities and other third parties.

7.2.2   Senior Analytical Management may receive relevant Market Share Information in the course of internal planning sessions, consistent with the requirements set forth below in Section 9, and to monitor the execution of those plans.

7.2.3 If they are Local Board Members, where country-level Market Share Information is necessary for them to fulfill their local board or regulatory responsibilities.

7.2.4 If, as part of communicating strategic objectives set by the Fitch Group or Fitch Ratings, high-level Market Share Information is disclosed to all Fitch Group or Fitch Ratings' employees.

> *Tip:* *Any communication of Market Share Information to an Analyst should be appropriately balanced so as to not suggest that an Analyst is involved in commercial efforts designed to increase Fitch Ratings' market share.*

8. INFORMATION SHARING BETWEEN BRM & ANALYSTS

8.1. Providing Advance Notice of Rating-Related Information to BRM

8.1.1 *EU Public Ratings and Endorsed Ratings.* Analysts working on an EU Public Rating or Endorsed Rating are prohibited from disclosing to BRM staff located anywhere in the world (and BRM is prohibited from soliciting the information from Analysts or Rated Entities) advance, pre-publication notice or information regarding any Rating Action on an EU Public Rating or Endorsed Rating[1], the timing as to when a rating committee for an EU Public Rating or Endorsed Rating is to be held or is expected to be held[2], or the withdrawal of an EU Public Rating or Endorsed Rating for analytical reasons.[3]

- Analysts may only provide this information to BRM simultaneously with the public release of the information.

- All questions that BRM staff receive with respect to the above, must be referred to the appropriate Analyst(s).

8.1.2 *All Other Ratings.* In many cases BRM has a Need to Know Rating Actions and other related information in advance of the publication.[4] These reasons may include enabling BRM to be prepared for calls from Rated Entities and other third parties, or to more effectively manage a commercial relationship. Accordingly, Analysts may provide to BRM staff with a Need to Know advance (pre-publication) information regarding:

- A Rating Action with respect to a Private Rating, unless the Rating falls within the definition of an EU Public Rating or Endorsed Rating because the Rated Entity has specified in writing its intention that the Rating be published at a future point (thus triggering the prohibition in Section 8.1.1);

- A Rating Action with respect to a Public Rating, other than an EU Public Rating or Endorsed Rating (thus triggering the prohibition in Section 8.1.1);

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[1] Accordingly, it would not be permitted for BRM to be part of the standard review or approval process for RACs or other reports with respect to EU Public Ratings or Endorsed Ratings.

[2] Target dates and deadlines for assigning new Ratings are a commercial term that may be negotiated by BRM. Accordingly, BRM is not prohibited from having information regarding target dates or deadlines, so long as they are not made aware of specific dates on which a rating committee for an EU Public Rating or Endorsed Rating is to be held.

[3] As BRM would trigger a withdrawal of an EU Public Rating or Endorsed Rating for commercial reasons, BRM is not prohibited from having information with respect to the fact of the withdrawal. However, BRM is still subject to the prohibitions in this Section regarding the associated Rating Action or the timing of the rating committee.

[4] Securities trading by an employee that holds such Need to Know Confidential Information remains subject to *Bulletin 13 Global Securities Trading and Conflicts of Interestt Policy*. Questions should be directed to the Compliance Department.

- A research or other report to be issued, unless it includes or is issued contemporaneously with a Rating Action with respect to an EU Public Rating or Endorsed Rating (thus triggering the prohibition in Section 8.1.1); and

- Criteria exposure drafts to be posted for comment.

8.1.3   If BRM receives Confidential Information pursuant to this Section, it must maintain the confidentiality of that Confidential Information per the requirements in *Bulletin 41: Confidential Information Policy*, until the information becomes publicly available.

8.2. Sharing of Market Intelligence

8.2.1   Analysts may notify BRM (and vice versa) of changes in other rating agencies' staff, products, services or criteria, or issues/errors of other rating agencies.

8.2.2   In addition to other types of permissible sharing of Confidential Information as may be set forth in Bulletin 41, BRM may share with Analysts (and vice versa) feedback they receive from Rated Entities or other third parties regarding:

- Rating Actions;

- Other analytical products, criteria or publications; or

- The products or services of other rating agencies, including relative strengths/weaknesses of those products or services.

However, if negative feedback or an unfavorable comparison of Fitch Ratings or its Analytical Activities is provided to BRM, then BRM should deliver the information to an Analyst of a sufficiently senior level, with care taken so as to not appear to be pressuring or influencing the applicable Analytical Activities.

8.2.3   For planning, educational or market intelligence purposes, BRM may solicit information or views from Analysts, and Analysts may provide information or views to BRM, relating to:

- Subject to *Bulletin 41: Confidential Information Policy*, Rated Entities and other third parties (including unrated entities to whom BRM is marketing Fitch Ratings' products and services) which BRM may seek to contact to establish or advance a commercial relationship;

- Which Rated Entities or sectors may be more (or less) active in the capital markets at a given point of time; and

- Fitch Ratings' credit or other views on a Rated Entity, sector or market compared to those of other rating agencies, including the rating level of competitors and whether their criteria is likely to lead to higher or lower ratings.

9.   INTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

9.1. Analytical Team Meetings

9.1.1   While periodic attendance at analytical team meetings may be appropriate, BRM staff may not regularly attend internal analytical team meetings where analytical matters such as upcoming rating committees, likely Rating Actions, etc., are expected to be discussed.

9.1.2   If BRM attends an internal analytical team meeting, they must leave the room/meeting prior to any discussion of non-public Rating Actions or other information prohibited by this Policy or *Bulletin 41: Confidential Information Policy* being disclosed to BRM.

9.2. Internal Planning Sessions

9.2.1   BRM and Analysts may attend or participate in certain parts of each other's planning sessions or similar meetings, provided that:

- Analysts are assigned topics, presentations and agenda items that focus only on credit, criteria and other analytical matters, including capital market developments;

- BRM staff are assigned topics, presentations and agenda items that focus only on commercial or competitive aspects; and

- BRM and Analyst managing directors participating in the planning sessions are responsible for carefully considering and managing any perception issues that may arise from "joint" presentations or materials.

9.2.2   In addition, BRM may, during this planning process, consult Senior Analytical Management in developing revenue budgets, in revising relevant fee schedules, and to better understand the complexity of transactions for fee-setting purposes.

9.2.3   However, in the context of these meetings and consultations, only Senior Analytical Management may access materials containing, or participate in discussions relating to, non-public Financial Information or Market Share Information. All other Analysts must leave the room/meeting prior to such discussions, and may not receive or review the related documentation or presentations.

10. EXTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

10.1.   Joint meetings with BRM, Analysts, Rated Entities and/or other third parties are permitted so long as:

10.1.1   Analysts leave the room/meeting before BRM begins discussing commercial matters or fee structures; and

10.1.2   BRM leaves the room/meeting before the Rated Entity or other third parties begin the process of providing Confidential Information of the Rated Entity relevant to the assignment of ratings. However, Confidential Information may be shared subsequently with BRM as permitted by *Bulletin 41: Confidential Information Policy*.

10.2.   In addition to the requirements above, the following additional restrictions and conditions apply depending on the type of meeting:

10.2.1   *Commercial-Focused Meetings.* Meetings, discussions or other interactions organized for the primary purpose of enabling Fitch Ratings to secure new business, or future business from existing Rated Entities, must be led by BRM. Analysts may attend or participate in such meetings only for the purpose of communicating Analytical Views.

10.2.2   *Dual-Purpose Commercial/Analytical Meetings.* Meetings, discussions or other interactions designed to cover both commercial and analytical topics, must include both a BRM representative and an Analyst to address their respective topics.

11. BUSINESS EVENTS & ENTERTAINMENT

Analysts may attend or be present at social events, networking events, conferences or dinners together with BRM, Rated Entities and other third parties, provided they do so in accordance with *Bulletin 13 Global Securities Trading and Conflicts of Interest*.

12. QUESTIONS

For questions or issues concerning this Policy, please contact the Compliance Department at reporting@fitchratings.com.

Owner:	Bruce Legorburu, Chief Compliance Officer
Supplements:	The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin: • Fitch Rating Definitions • Bulletin 02 The Rating Process Manual (RPM)ating Process Manual (RPM) • Fitch Group Bulletin 05: Media and Social Media Policy • Bulletin 07 Credit Products – Defined: Ratings, Assessments, Opinions and ScoresDefined: Ratings, Assessments, Opinions and Scores • Bulletin 13 Global Securities Trading and Conflicts of Interest • Bulletin 22 Senior Global, Global & Regional Group Heads • Bulletin 41: Confidential Information Policy
Appendix A:	Summary of Changes

Appendix A

Summary of Changes

March 2018

Bulletin 04 was modified to fix the numbering scheme. No material changes have been made to this document.

EXECUTIVE SUMMARY

Objective: To manage potential conflicts of interest regarding Fitch Ratings' assignment (both pending and actual) or maintenance of Ratings on certain affiliated entities by setting forth prohibitions and disclosure requirements on the assignment or maintenance of Ratings where there is a common control, ownership interest or other affiliation between Fitch Ratings and that entity.

Application: Fitch Ratings, Inc. and each of its Rating affiliates that issues Ratings under the trade name "Fitch Ratings"

Effective Date: 21 January 2020

Version: 11.1

Replaces: Bulletin 10, *Firewall Policy,* Version 11.0 (24 December 2018)

1. INTRODUCTION

1.1. As a general matter, Fitch Ratings is prohibited from assigning or maintaining Ratings on any entity directly or indirectly controlling, controlled by or under common control with Fitch Ratings. For affiliations not involving control, Fitch Ratings must eliminate, or manage and disclose, potential conflicts arising out of it having a direct or indirect interest in a Rated Entity, or if a Rated Entity has a direct or indirect interest in Fitch Ratings.

1.2. EU Requirements

Pursuant to the more stringent requirements set forth in EU law, each EU Fitch CRA:

- is prohibited from assigning a Rating on an entity or its Securities if: (i) the entity owns 10% or more of the EU Fitch CRA, (ii) any of the Shareholders or Control Persons of this EU Fitch CRA own 10% or more of the entity or a Related Third Party, or (iii) any of these Shareholders or Control Persons is a member of the board of directors of the entity or a Related Third Party**;** and

- must make additional disclosures in connection with any Rating of a Rated Entity or its Securities rated by this EU Fitch CRA, if any of these Shareholders or Control Persons have a smaller (i.e., from 5% up to less than 10%) ownership interest in the Rated Entity.

1.3. Endorsed CRAs

Each Endorsed CRA:

- is prohibited from assigning an international scale Rating on an entity or its Securities if: (i) the entity owns 10% or more of this Endorsed CRA, (ii) any of the Shareholders or Control Persons of this Endorsed CRA own 10% or more of the entity or a Related Third Party, or (iii) any of these Shareholders or Control Persons is a member of the board of directors of the entity or a Related Third Party**;** and

- must make additional disclosures in connection with any international scale Rating of a Rated Entity or its Securities rated by this Endorsed CRA, if any of these Shareholders or Control Persons have a smaller (i.e., from 5% up to less than 10%) ownership interest in the Rated Entity.

1.4. Additional Information

Bulletin 10A Firewall Policy sets forth the control, ownership and board membership information necessary to implement this Policy.

2. DEFINITIONS

"Affiliate" means any entity designated as an Affiliate in Bulletin 10A.

"BRM" means Business and Relationship Management.

"**Control Person(s)**" means a person or entity designated as a Control Person in Bulletin 10A.

"**CRA**" means a credit rating agency.

"**Director Affiliations**" means, with respect to any Fitch Director, his or her service as a director, officer or trustee of a Rated Entity.

"**Disclosable Interest**" means, with respect to an entity, an Equity Interest or directorship identified as a Disclosable Interest in Bulletin 10A.

"**Disqualifying Interest**" means, with respect to an entity, an Equity Interest or directorship identified as a Disqualifying Interest in Bulletin10A.

"Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (or any branch of one of these entities, wherever located)

"Endorsed CRA Analyst" means an analyst employed by an Endorsed CRA.

"Endorsed Rating" means an international scale Public Rating where the relevant primary analyst is and Endorsed CRA Analyst.

"**Equity Interest**" means, with respect to an entity, a percentage of any of the capital, voting rights or any other ownership interest of the entity or any of its Related Third Parties.

"EU Fitch CRA" means Fitch Ratings Ltd and its CRA subsidiaries located and registered in the EU (each individually, including any of its branches (wherever located)).

"EU" means the European Union.

"EU Analyst" means an analyst employed by an EU Fitch CRA**.**

"**Fitch Director(s)**" means an individual who is a member of the Board of Directors of Fitch Group, Inc., Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings (Thailand) Ltd, Fitch Ratings Lanka Ltd. S.A., Fitch Ratings CIS Limited, Fitch Deutschland GmBH and/or Fitch Ratings Espana S.A.U.

"Fitch Ratings" means Fitch Ratings, Inc. and each of its Rating affiliates that issues Ratings under the trade name "Fitch Ratings".

"Private Rating" means a Rating which Fitch Ratings has not published on its website, www.fitchratings.com.

"Public Rating" means a Rating which Fitch Ratings has published on its website, www.fitchratings.com.

"**Rated Entity**" means (i) the issuer, obligor or (but only with respect to Ratings assigned by an EU Fitch CRA) a Related Third Party with respect to any Security that has a current Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has currently assigned a Rating. The requirements with respect to Rated Entities as set forth in this Policy apply regardless of the type, nature or legal form of the Rated Entity, including whether it is a for-profit or not-for-profit entity.

"**Rating**" means a "Rating" as defined in Bulletin 07 Credit Products – Defined: Ratings, Assessments, Opinions and Scores that assesses the creditworthiness of an issuer or its Securities. For purposes of this Bulletin 10, "Rating" includes any indication of the likely direction of the Rating.

"**Related Third Party**" means (i) with respect to an entity, any other entity (x) who holds, directly or indirectly, a 20% or more Equity Interest in the first entity, (y), in which 20% or more of the Equity Interest is held directly or indirectly by the first entity[1] or (z) who is otherwise, directly or indirectly linked to the first entity by control; and (ii) with respect to any entity that issues Securities which are part of a structured finance transaction, an arranger/sponsor[2], servicer[3] or originator[4] with respect to that transaction which substantially interacts with an EU Analyst or Endorsed CRA Analyst with respect to an Endorsed Rating, as the case may be, on behalf of the issuer of the Securities. Prohibitions and disclosures with respect to Related Third Parties are only applicable to Ratings assigned by an EU Fitch CRA or to international scale Ratings assigned by an Endorsed CRA.

"**Security**" means any security, programme or other financial instrument.

"**Shareholder**" means a person or entity designated as a Shareholder of Fitch Ratings in Bulletin 10A.

"**Surveillance Analyst**" means the analyst to whom responsibility for ongoing surveillance of a structured finance transaction is typically transferred after the Rating has been published.

3.   PROHIBITIONS ON ASSIGNING OR MAINTAINING RATINGS

This Section sets forth those circumstances under which Fitch Ratings is prohibited from initiating or maintaining a Rating on an entity and/or its Securities. No Fitch Ratings CRA may initiate or maintain a Rating on any other Fitch Ratings CRA. The following are additional restrictions:

3.1. Within the EU:

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[1] Related Third Parties of Related Third Parties are not included. For example, where Company A is the Rated Entity and it owns a 20% Equity Interest in Company B, Company B is a Related Third Party of Company A, but if Company C also owns a 20% or more Equity Interest in Company B, Company C is not a Related Third Party of Company A unless there is some other link of control between Company A and Company C.

[2] For the sake of clarity, the terms "arranger" and "sponsor" used in this definition each refer to the lead structurer of the relevant transaction. If there is more than one structurer of a transaction, the structurer that has the most interaction with Fitch Ratings will be deemed the lead structurer for the purposes of this definition.

[3] For the purposes of this definition, the term "servicer" (i) excludes all subservicers; (ii) refers to any "servicer", "master servicer" and "special servicer" ; (iii) refers, in the case of asset-backed commercial paper and credit-linked notes, to the "administrative agent"; and (iv) refers, in the case of structured credit transactions, to the asset manager. In the case of multiple servicers, master servicers or special servicers, the following servicers will be deemed to be "Related Third Parties" for purposes of this definition: (a) only those acting with respect to 15% or more of the underlying assets; and (b) where there is no servicer which acts with respect to 15% or more of the underlying assets, the top three servicers which act in respect of the largest percentages of these assets.

[4] For purposes of this definition, the term "originator" refers, in the case of structured credit transactions that do not have originators, to the asset manager. In case of multiple originators, the following originators will be deemed to be "Related Third Parties" for the purposes of this definition: (a) only those supplying 15% or more of the underlying assets; and (b) if there are no originators which supply 15% or more of the underlying assets, the top three originators which supply the largest percentages of these assets.

An EU Fitch CRA is prohibited from assigning a Rating[5] on an entity or its Securities if, in Bulletin 10A, that entity, or a Related Third Party[6], is listed as having a Disqualifying Interest within the EU.

If an EU Fitch CRA is currently maintaining a Rating on a Rated Entity and/or its Securities, and Compliance subsequently obtains knowledge that there is a Disqualifying Interest in the EU with respect to this Rated Entity, then Compliance will initiate the assessment process set forth in Section 5.2 to determine whether this Rating can continue to be maintained. The results of the assessment process will be communicated in writing to the applicable regional analytical group head and the relevant BRM staff member(s), as appropriate, for implementation.

3.2. Endorsed Ratings:

An Endorsed CRA is prohibited from assigning a Rating on an entity or its Securities if, in Bulletin 10A, that entity, or a Related Third Party[7], is listed as having a Disqualifying Interest within the EU.

If an Endorsed CRA is currently maintaining a Rating on a Rated Entity and/or its Securities, and Compliance subsequently obtains knowledge that there is a Disqualifying Interest in the EU with respect to this Rated Entity, then Compliance will initiate the assessment process set forth in Section 5.2 to determine whether this Rating can continue to be maintained. The results of the assessment process will be communicated in writing to the applicable regional analytical group head and the relevant BRM staff member(s), as appropriate, for implementation.

3.3. Outside the EU (other than Endorsed CRAs):

A CRA located outside the EU (other than an Endorsed CRA) is prohibited from initiating or maintaining a Rating on an entity or its Securities if it is listed in Bulletin 10A as having a Disqualifying Interest outside the EU.

4. DISCLOSURES

This Section sets forth those circumstances where initiating or maintaining a Rating on an entity and/or its Securities is not prohibited under Section 3, but nonetheless for purposes of managing and disclosing potential conflicts, further disclosures are appropriate or necessary.

4.1. Disclosable Interests

If Bulletin 10A indicates that Fitch Ratings has a Disclosable Interest with respect to an entity, or if Fitch Ratings is permitted to assign or maintain a Rating following conclusion of the assessment process set forth in Section 5.2, then Fitch Ratings shall publicly disclose the existence of that Disclosable Interest by posting the information on the Fitch Ratings public website, and:

- with respect to each Public Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Public Rating, by including a link to the posted disclosures in the relevant rating action commentaries; and

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[5] A Rating is considered to be assigned by an EU Fitch CRA if the primary analyst covering the Rated Entity or Security is employed by that EU Fitch CRA.

[6] The primary analyst is responsible for determining the Related Third Parties, if any, of an entity, and checking Bulletin 10A for information with respect to any such Related Third Parties. The primary analyst should contact EMEA Regulatory Compliance with any questions.

[7] The primary analyst is responsible for determining the Related Third Parties, if any, of an entity, and checking Bulletin 10A for information with respect to any such Related Third Parties. The primary analyst should contact EMEA Regulatory Compliance with any questions.

- with respect to each Private Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Private Rating, by including the URL or link to the posted disclosures in the relevant rating letter or any subsequent rating action letter.

4.2. Global Disclosure of Director Affiliations

Fitch Ratings will provide market participants and the public with information, provided to Fitch annually by Fitch's Directors, pertaining to the Director Affiliations, by annually posting or updating the information on its public website, and

- in the case of a Public Rating, by including a link to the posted disclosures in the rating action commentaries setting forth the Public Rating(s) of the Rated Entity or its Securities, and any subsequent changes to or affirmations of such Public Rating(s); or

- in the case of a Private Rating, by including the URL or link to the posted disclosures in the rating letter with respect to such Private Rating, and any subsequent rating action letters.

5. OTHER CONTROLS & REQUIREMENTS

5.1. Employee Notification Requirement

If an employee becomes aware that (i) any ownership, directorship, control or other information set forth in Bulletin 10A is incorrect or incomplete, or (ii) a change in the facts or circumstances has occurred that may be relevant to a prior determination permitting Fitch Ratings to initiate or maintain a Rating on an entity or its Securities, the employee must promptly inform Compliance (by email at reporting@fitchratings.com) and their manager. In such cases:

- other than carrying out ongoing monitoring tasks with respect to existing Ratings, the employee must cease all further rating activities with respect to that entity and/or its Securities unless and until notified otherwise by Compliance; and

- Compliance will initiate the assessment process, in accordance with Section 5.2, to determine whether rating activities with respect to that entity and/or its Securities can proceed or continue and, if so, whether any additional restrictions, limitations or disclosures would be appropriate.

5.2. Compliance Responsibilities:

Compliance shall:

- *Bulletin 10A.* Produce, update and publish Bulletin 10A internally on a regular basis.

- *Assessment Process Relating To Potential Conflicts of Interest*. Upon identifying a new potential conflict of interest that may trigger a prohibition in accordance with Section 3, convene a group of internal stakeholders charged with performing a documented assessment of:

  - the specifics of the potential conflict,

  - whether Fitch Ratings may assign, or continue to maintain, a Rating on the entity or its Securities given the potential conflict and, if so, whether any previously assigned Ratings should be re-examined,

  - the type and nature of the appropriate disclosures if the Rating can be assigned or maintained, and

  - whether any additional measures are required to manage the potential conflict.

Upon completion of the assessment, Compliance will communicate the results to relevant Fitch Ratings employees.

- *Director Affiliations.* Produce, update and publish on Fitch Ratings' website, www.fitchratings.com, the disclosure of Director Affiliations set forth in Section 4.2.

- *Disclosable Interests.* Produce, update and publish on Fitch Ratings' website, www.fitchratings.com, the Disclosable Interests set forth in Section 4.1.

5.3. BRM

Prior to entering into an engagement whereby the counterparty requests Fitch Ratings to assign, or to monitor, a Rating for an entity or Rated Entity and/or its Securities, the relevant BRM employee shall confirm whether the prohibitions of this Policy apply, by taking the steps set forth in the relevant policies and procedures governing BRM.

5.4. Analytical Group

Prior to assigning a new Rating, or taking any rating action with respect to an existing Rating, the primary Analyst assigned to the Rating (or in the case of previously assigned Structured Finance Ratings, the appointed Surveillance Analyst) shall confirm whether the prohibitions (for all Ratings) or disclosure obligations (for Private Ratings[8]) of this Policy apply, by taking the steps set forth in the relevant policies and procedures governing the ratings process.

6. QUESTIONS

For questions or issues concerning this Policy, please contact Compliance at reporting@fitchratings.com.

Owner:	Bruce Legorburu, Chief Compliance Officer
Summary of Changes:	Appendix A
Supplements:	Bulletin 10A Firewall Policy
	Compliance Firewall Procedures
	Fitch Group Bulletin 08: Firewall Policy-Segregation of Credit Rating Activities

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[8] Analysts' obligations with respect to the disclosure requirements in this Policy pertain only to Private Ratings. Compliance is responsible for coordinating the process such that the necessary disclosures are made in connection with Public Ratings (see Section 5.2).

Appendix A

Summary of Changes

June 2018

1. Limitations on assigning Ratings to entities affiliated with Marc Ladreit de Lacharriere were removed in light of Fimalac sale of remaining minority share in Fitch Group to Hearst.

2. Revised definition of Related Third Party to more closely track the language of the EU CRA Regulation.

3. Expanded EU requirements to apply to endorsed ratings.

January 2020

To clarify the meaning of the terms arranger, sponsor, servicer and originator, as used in the definition of 'Related Third Party' in connection with a structured finance transaction.

EXECUTIVE SUMMARY

Objective: To establish employee reporting and other obligations designed to help identify and manage potential conflicts of interest

Application: Individuals employed by Fitch Ratings and their Family Members.

Effective Date: 10 February 2020

Version: Version 24

Replaces: Bulletin 13: *Global Securities Trading and Conflicts of Interest Policy* (Version 23, 2 October 2018)

1. OVERVIEW

This Policy, which addresses Securities trading and other potential conflicts of interest between Fitch Ratings and its employees, contains prohibitions, restrictions and disclosure requirements applicable to employees that help identify and manage these potential conflicts, and ultimately protect Fitch Ratings' reputation.

2. DEFINITIONS

"Account" means any brokerage account out of which an Employee or their Family Member has the legal capability or potential to trade and/or hold Securities, unless the Account is maintained as a Blind Trust. For the avoidance of doubt, an "Account" includes brokerage accounts in which the Employee or his or her Family Member has a beneficial ownership interest or over which the Employee or his or her Family Member has discretion or control (e.g. as account owner, power of attorney, trustee, etc.).[1]

"Analytical Activities" means data and information analysis and the evaluation, approval, issuing and review of (i) credit ratings, (ii) other opinions as to creditworthiness and (iii) non-credit ratings.

"Analytical Employee" means any Employee that performs Analytical Activities.

"Analytical Group Employee" or "AG Employee" means any Employee, including Analytical Employees, administrators and others that work in any of the following groups:

- Corporates Group
- Covered Bonds Group
- Credit Policy Group
- Criteria Group
- Fund and Asset Manager Group ("FAM")
- Financial Institutions Group
- Global Infrastructure Group
- Global Analytical Management
- Insurance Group
- International Public Finance Group
- Model Development Group
- Sovereigns Group
- Structured Finance Group
- Sustainable Finance Group

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[1] In Hong Kong, "Account" also includes brokerage accounts (i) belonging to an Employee's minor children and (ii) in which an Employee's minor children hold beneficial interests.

- U.S. Public Finance Group

"Blind Trust" means a financial arrangement in which an owner of a brokerage account has granted the administration of the assets and trading activity within the account to an independent trust to prevent conflicts of interest. A brokerage account that an Employee or Family Member maintains under such an arrangement will not be an Account under this Bulletin if it meets the following criteria:

- The trust executor(s) has full discretion over the assets and is independent of the Employee and his or her Family Members and not otherwise related to the Employee; and
- The Employee and his or her Family Members have no knowledge of the holdings or trading activity of the trust.

"BRM" means Business & Relationship Management.

"Business Entertainment" means any activity where the primary purpose is to further business relations and includes but is not limited to such activities as dinners, golf outings, sporting events, and theatre and concert performances.

"Business Event" means any activity, such as an industry conference, networking event, meeting or business meal, where the primary purpose is to engage in analytical, research or information-gathering activities (for AG Employees) or to conduct commercial activities (for BRM Employees).

"Bulletin 13 Exceptions Committee" is comprised of the Chief Risk Officer, the Chief Compliance Officer, the General Counsel, the relevant Executive Committee member and a Managing Director in the requesting employee's direct management hierarchy.

"Compliance" means Fitch Ratings' Global Compliance Group, which is responsible for supervising compliance with this Bulletin as well as other Fitch Ratings policies and procedures designed to control, mitigate and manage conflicts of interest or the appearance of conflicts of interest.

"Close Personal Relationship" is a personal relationship with a level of intimacy that would create the appearance of a personal influence in the management of business and/or Analytical Activities in a reasonable observer. A Close Personal Relationship is meant to cover relationships with a closer personal connection than mere friendships or acquaintances, and is often, but not exclusively, romantic or relational.

"Compliance Monitoring System" refers to the software system used to disclose and manage certain potential conflicts of interest, including but not limited to Securities trading activity and Account ownership of Employees and their Family Members.

"Confidential Account" means an Account owned by an Employee's Family Member, where the Employee has provided written certification that:

- The Employee has no knowledge of his or her respective Family Member's Account and holdings;
- The Employee understands that he or she is prohibited from sharing inside information and that the Employee takes all reasonable steps to ensure that the respective Family Member has no access to such information; and
- That the Employee will notify Compliance immediately should he or she develop knowledge of his or her Family Member's Account or holdings.

"Confidential Information" has the meaning as set forth in Bulletin 41: Global Confidentiality Policy.

"Efeed Broker" means a financial institution that participates in automated electronic reporting of Securities transactions and holdings to Fitch Ratings.

"Employee" means an individual employed by Fitch Ratings, or an employee of another Fitch Group, Inc. company who has access to Confidential Information.

"ETF" means exchange-traded fund.

"FAM" means the Fund & Asset Managers Group within Fitch Ratings.

"Family Members" means

- An Employee's spouse or any partner of that person considered by national law as equivalent to the spouse;
- An Employee's dependent children, regardless of residence;
- Any relative or dependent sharing the Employee's home, to the extent allowed by local law;
- Any legal entity (e.g.: company, partnership, trust, etc.) whose managerial responsibilities are discharged by, controlled by, or established for the benefit of an Employee or a person listed above (excluding, for the avoidance of doubt, a Blind Trust); or
- Any person that has granted investment discretion or trading authorization to an Employee or a person listed above.
- In relation to employment related recusals see Exhibit A for variations to this definition applicable to the Employees specified in Exhibit A.

The definition <u>does not</u> include:
- An Employee's spouse during divorce proceedings or
- An Employee's parent residing in the Employee's home if the Employee can certify that he or she does not have any knowledge of the parent's Securities holdings or trading activity.

"Fitch Ratings" means Fitch Ratings, Inc. and any of its credit ratings affiliates that issue ratings under the trade name Fitch Ratings.

"Gift" means a tangible item, a favor, credit or points received as part of a loyalty program under which an Employee has not earned the points or credits, or money received (in all cases, free of charge) by an Employee in connection with their work at Fitch Ratings. Gifts do not include Business Events or Business Entertainment.

"GSE" means government sponsored enterprise.

"Group Investment Restriction" means a restriction applicable to an Employee and his or her Family Members that is described in the Bulletin 13 Annex.

"Insider Trading" (sometimes referred to as "Insider Dealing") means purchasing or selling a Security while aware of MNPI relating to or impacting the price of the Security.

"Key Management Position" in a Rated Entity means:

- A member of a board of directors of that entity;
- An executive officer (e.g.: President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Treasurer, etc.) of that entity;
- Any role that reports directly to the Chief Financial Officer or Treasurer of that entity; or
- A role in that entity that regularly interfaces with Fitch Ratings or other credit rating agencies

"Managed Account" means an Account where the owner does not have input into the specific investment decisions made in the Account. A Managed Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent.

Unlike a brokerage account that is maintained as a Blind Trust, an owner may have knowledge of the holdings and transactional activity in a Managed Account.

"Material Non-Public Information" or **"MNPI"** has the meaning as set forth in <u>Bulletin 41: *Global Confidentiality Policy*</u>.

"Non-Active Brokerage Account" means any Account that an Employee certifies in writing is not used for purchasing or selling Reportable Securities. A Non-Active Brokerage Account is not considered an Account under this Policy. If a Reportable Securities transaction occurs in a Non-Active Brokerage Account, this account will be considered under this Policy to be an Account for a period of one year after the date of the last Reportable Securities transaction.

"Outside Interest" is as described in Section 7.1.

"Political Cause" is as defined in Section 10.1.

"Private Investment" means Securities or other ownership interests in companies, organizations, partnerships, funds, assets or businesses, where those Securities or ownership interest are not publicly listed or traded.

"Rated Entity" means:

- The issuer, obligor, guarantor, or credit support provider (letter of credit issuer, banks, etc.) with respect to any Security that is rated or in the process of being rated by Fitch;
- an entity to which Fitch Ratings has assigned or is in the process of assigning an Issuer Default Rating;
- a sponsor, seller or seller/servicer, originator, underwriter, arranger or any other party that interacts with a credit rating agency on behalf of a Rated Entity, including any person directly or indirectly linked to that Rated Entity by control with respect to a Security in a structured finance transaction that is rated by Fitch Ratings.

"Rating" is as defined in <u>Fitch Ratings' Rating Definitions</u>.

"Ratings Eligible Entity" means any entity with more than $25 million (or the equivalent in another currency) in outstanding debt.

"Regional Group Head" means an individual who has regional management responsibility for a specific product area within an analytical group (e.g., the Regional Group Head for EMEA Corporates).

"Reportable Security" refers to any Security holding that is required to be disclosed to Fitch Ratings in accordance with this Bulletin. For clarity, Securities may be Reportable Securities even though this Bulletin does not restrict an Employee or Family Member from holding or trading in that Security. For all Employees and their Family Members, a Reportable Security includes:

- Debt securities, such as bonds, notes, exchange traded notes and debentures;
- Equities, such as common stock and preferred stock;
- Financial derivative contracts, such as equity and index options (including employee stock options), rights and warrants and futures contracts;
- Municipal securities;
- Private Investments in Rated Entities or Ratings Eligible Entities;
- Structured products;
- Obligations of GSEs, such as Fannie Mae or Freddie Mac.

For <u>Analytical Group Employees and their Family Members</u>, a Reportable Security also includes:

- Sector Funds

For <u>Analytical Group Employees in FAM and their Family Members</u>, a Reportable Security also includes:

- Mutual funds, ETFs, and other collective investment schemes; and
- Money market funds.

For <u>Analytical Group Employees in Sovereigns, International Public Finance, Financial Institutions and their Family Members,</u> this also includes:

- Direct obligations of a sovereign nation or any agency thereof; and
- Obligations fully guaranteed by a sovereign nation or any agency thereof.

"Reportable Securities Transaction" refers to a buy or sell transaction in any Reportable Security or that occurs in any Account.

"Reporting Groups" is as defined in Section 10.1.

"Restricted Stock" means any Security that, by contract or law, cannot be freely sold or transferred to another person.

"Sector Fund" means a mutual fund, ETF, or unit trust that concentrates its investments in a specific industry or market sector (e.g.: technology, financial services, healthcare, precious metals, etc.).

"Security" means any negotiable financial instrument or investment.

"Temporary Worker" means any individual that is contracted for a fixed duration or an approximate end date directly by Fitch Ratings or indirectly via a third party.

"Tipping" means the act of providing MNPI about a publicly traded company to a person who is not authorized to have that information.

3. INTRODUCTION

Employees are expected to understand the requirements set forth in this Bulletin, and to take reasonable precautions to identify, manage and/or avoid conflicts of interest and the appearance of conflicts of interest.

Under no circumstance may an Employee perform Analytical Activities involving a Rated Entity or Security if he/she might be unduly influenced in any way and under no circumstance may an Employee use Confidential Information in the context of making his/her own personal investment decisions.

Employees are required to report personal investment information relating to Accounts and Reportable Securities belonging to them and their Family Members, to the extent allowed by law. This information will be used on a need to know basis for compliance monitoring purposes, and stored in secured servers and files. However, Fitch Ratings may be required to disclose this information in connection with a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative or regulatory authority, and may do so without prior notice to you.

4. SECURITIES TRANSACTIONS

Reportable Securities Transaction prohibitions, restrictions and requirements are designed to help Fitch Ratings and its Employees avoid conflicts of interest and Insider Trading violations. The type of applicable restriction(s) depends on the Employee's job function as follows:

All Employees and their Family Members are subject to the following, as detailed below:

- Insider Trading Prohibition;
- Thirty-Day Holding Period Restriction;
- Short Sale Prohibition;
- Futures and Options Prohibition;
- Pre-Clearance; and
- Securities Reporting (unless exempt from reporting as set forth in Section 6)

In addition to the above, Analytical Group Employees and certain non-Analytical Group Employees and their Family Members are subject to the following as detailed in the Bulletin 13 Annex:

- Group Investment Restrictions

4.1 Insider Trading Prohibition

Transacting in any security while in possession of MNPI (i.e., Insider Trading) or passing along such information to others who are not authorized to have it (i.e., Tipping) is illegal. Penalties for Insider Trading or Tipping can be severe. For example, the person who trades on MNPI, or who provides such information to others, may be subject to civil penalties, criminal fines and imprisonment. Additionally, the improper use or disclosure of MNPI could result in significant reputational damage to, or legal liability or regulatory liability for, Fitch Ratings.

Fitch Ratings strictly prohibits Insider Trading and Tipping. An Employee's failure to adhere to this requirement could result in dismissal from employment in addition to civil and criminal penalties.

4.2 Thirty Day Holding Period Restriction

Employees and their Family Members must hold Securities they purchase in any Account for at least 30 calendar days prior to selling the Security. The time frame is calculated on a last in, first out basis. This restriction does not apply to Securities transactions in Managed Accounts.

4.3 Short Sale Prohibition

Employees and their Family Members are prohibited from engaging in short selling strategies seeking to profit from downward price movements of Securities. Similarly, Employees and their Family Members are prohibited from selling Securities they have borrowed or that they do not own outright.

This prohibition does not apply to Securities transactions in Managed Accounts.

4.4 Futures and Options Prohibition

Employees and their Family Members are prohibited from engaging in futures and options trading, with the exception of buying protective puts. As protective puts are also subject to the 30-day holding period restriction described above, both the option expiration date as well as any sales to close or unwind some or all of the position, must be more than 30 calendar days after the initial purchase date of the put.

This prohibition does not apply to Securities transactions in Managed Accounts.

4.5 Group Investment Restrictions

Analytical Group Employees and certain non-Analytical Group Employees and their Family Members are subject to the Group Investment Restrictions applicable to the Employee's group, which restrict Employees and their Family Members from investing in certain industries, issuers, fund types and Security types. Group Investment Restrictions apply whether or not Fitch Ratings assigns or maintains a rating in respect of a specific issuer or Security. These restrictions are published in the Annex to this Policy.

If an Employee's Group Investment Restrictions change as a result of a transfer to a different group, the Employee and his or her Family Members remain subject to the previous Group Investment Restrictions for sixty (60) calendar days following the transfer, while also being subject to the Group Investment Restrictions, if any, applicable to the new group.

Analytical Group Employee Group Investment Restrictions apply to Securities transactions in Managed Accounts. It is each Analytical Group Employee's and his or her Family Members responsibility to ensure investment advisors comply with such restrictions. However, Group Investment Restrictions do not apply to Securities transactions in Managed Accounts for non-Analytical Employees.

Global Group Heads or their designees are responsible for establishing and maintaining their respective Group Investment Restrictions, and for promptly informing Compliance when changes are required.

4.6 Pre-Clearance

Analytical Group Employees may obtain pre-clearance in the Compliance Monitoring System prior to the execution of a Reportable Securities Transaction in their Accounts or their Family Members' Accounts. Approval will constitute an affirmation by Compliance that the transaction will not result in a violation of the provisions of this Bulletin if executed within seven business days following the date of approval. Employees who do not pre-clear transactions in Accounts and who transact in violation of any of the rules herein (including any applicable Group Investment Restrictions) will be subject to discipline, and the failure to pre-clear the transaction will be viewed as an aggravating factor in the determination of the level of disciplinary penalty. FAM Employees must follow the FAM Trade Pre-Approval Request Procedure.

Reportable Securities Transactions in Managed Accounts are not subject to pre-clearance.

Fitch Ratings' President and Global Analytical Head must seek approval from the Fitch Ratings, Inc. Board of Directors prior to executing a Reportable Securities transaction.

5. DIVESTMENT AND RECUSAL REQUIREMENTS

5.1 Divestment Requirement

No Employee is permitted to perform Analytical Activities involving a Rated Entity or Security if he/she holds that Security or Securities of that Rated Entity. Employees and their Family Members who hold Securities that conflict with the Group Investment Restrictions must divest such Securities as soon as possible, but by no later than the timeframes below. Recusals may need to be put in place when such Securities cannot be divested immediately.

Reason Employee or Family Member Holds Restricted Securities Divestment Deadline	
New Employee	Prior to the Employee's start date
Employee Transfer	As soon as practical, in communication with Compliance
Securities Acquired Through a Gift or Inheritance, or which become restricted following Marriage	As soon as practical, in communication with Compliance

5.2 Recusal Requirement

It may be necessary in certain cases for Analytical Group Employees to recuse themselves from performing Analytical Activities for a Rated Entity or Security. A recusal may be required if an Analytical Group Employee or his or her Family Members hold a Security not permitted by the applicable Group Investment Restrictions, until the Security can be divested. This may exist where:

- An Employee or his or her Family Member purchased the Security in contravention of the requirements of this Policy;
- An Employee transfers to a Group which restricts ownership in a previously held Security
- A Security held by an Employee or his or her Family Member becomes restricted following marriage
- An Employee or his or her Family Member receives a restricted Security through inheritance or gift
- An Employee or his or her Family Member holds Restricted Stock; or
- An Employee's Family Member is employed by an issuer of Securities, and holds Securities of that issuer (including Securities received as compensation).

In addition, other potential conflicts may arise that would require recusal, such as where:

- An Analytical Group Employee has a Close Personal Relationship with someone who holds a Key Management Position at an entity that operates in a sector prohibited under the Analytical Group Employee's Group Investment Restrictions; [2]

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[2] For Analytical Group Employees in Japan, Hong Kong, Singapore. Taiwan and voting members of Fitch Ratings Japan rating committees,

- An Analytical Group Employee or his or her Family Member has an Outside Interest (as described in section 7.1 below) that creates a conflict of interest or the appearance of a conflict of interest with the Employee's work for or with Fitch Ratings.

Instructions on how to add/remove recusals can be found in the Compliance Department pages on the Fitch Intranet.

6. ACCOUNTS AND SECURITIES REPORTING

This Section sets forth the requirements regarding the reporting of certain Accounts and Securities.

6.1 Reporting Obligations and Exemptions

Unless explicitly exempted in accordance with one of the three Exemptions set forth below, Employees must ensure that they and their Family Members disclose Accounts, Reportable Securities holdings and Reportable Securities Transactions in the manner set forth below. However, transactions and holdings in investments other than Securities, and the opening of Accounts that are prohibited by law from holding any type of Reportable Security (e.g., mutual-fund only-accounts, bank accounts that can only hold cash, etc.), are not subject to the disclosure, reporting and/or pre-clearance requirements of this Policy, except with respect to FAM employees, who are subject to the disclosure, reporting and/or pre-clearance requirements with respect to mutual fund accounts and mutual fund trading activity.

Exemption 1: Employees who by virtue of their role do not have routine access to electronic files and systems storing confidential ratings, or commercial or financial information are not subject to the Securities Reporting requirement. These roles include:

- Messengers, drivers, cleaning and cafeteria staff
- HR staff
- Front desk staff
- Facilities
- Employees who work exclusively for non-ratings affiliates, but who are legally employed and paid by Fitch Ratings because the affiliate does not have a separate legal entity in the country in which the Employee works or resides, provided there are proper physical segregation and access controls between the Fitch Ratings' office and the affiliate's office.

Exemption 2: Reporting is not required for the following types of Securities transactions:

- Changes in the number, nature or character of Securities previously reported due to subsequent corporate actions (e.g.: stock splits, dividends, mergers and acquisitions, etc.);
- Securities transactions made in accordance with automatic investment plans, such as dividend reinvestments (provided that the initial investment in the Security and plan was Reported);
- Securities transactions in Blind Trusts (Accounts maintained as Blind Trusts are not reportable).
- Securities transactions in Managed Accounts belonging to non-AG Employees and their Family Members, provided that Compliance has reviewed the Account agreement and confirmed that the Account qualifies for treatment as a Managed Account.

Exemption 3: Reporting of transactions, holdings or account statements is not required for the following Accounts, after written certification regarding Account status is provided to Compliance:

- Non-Active Brokerage Accounts of Employees and their Family Members, so long as the Account retains its Non-Active status; and
- Confidential Accounts belonging to Family Members of Employees, so long as the Account retains its Confidential Account status.

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please refer to Exhibit A for the variation in the definition of Family Members who would be deemed as having a 'Close Personal Relationship' with the Employee.

6.2 Accounts

Employees must report all Accounts owned by themselves and their Family Members via the Compliance Monitoring System unless specifically exempt from the reporting requirements under this Bulletin. For the avoidance of doubt, this requirement applies to Managed Accounts, and Accounts designated as Confidential Accounts or Non-Active Brokerage Accounts.

6.3. Reporting of Securities Transactions and Accounts

6.3.1 Manual Reporting Requirements

Unless an exemption is available or the Account is held at an Efeed Broker, Employees must manually report all Reportable Securities Transactions and other Securities holdings, and manually submit all Account statements, as set forth below. Employees who fail to submit required information or documents will be subject to disciplinary measures which may include being required to move their Account(s) to an Efeed Broker.

- *Reportable Securities Transactions.* Securities transactions in Accounts belonging to Employees and their Family Members must be reported by the Employee manually to the Compliance Monitoring System within 10 business days of the trade date.[3] This transaction reporting requirement does not apply to Reportable Securities Transactions executed in Managed Accounts held by non- Analytical Employees or Confidential Accounts.

- *Account Statements.* Employees and their Family Members must submit quarterly statements for Accounts to Compliance within 15 business days following the end of the calendar quarter, or as soon as practical. Statements should be uploaded to the Compliance Monitoring System. If there have been no transactions in an Account in any given quarter and the reporting in the Account is otherwise current, in lieu of a quarterly statement an Employee may submit a notice to compliance@fitchratings.com that there have been no transactions in the Account in the relevant quarter.

- *Other Reportable Securities Holdings.* An Employee must report the acquisition of Securities by Employees or their Family Members through other means such as by gift, inheritance, marriage, compensation payment (e.g., stock options or Restricted Stock), etc., manually via the Compliance Monitoring System. If such holdings result in a potential conflict under the Employee's Group Investment Restrictions, the Employee must discuss possible recusals and liquidations with Compliance and follow any required remediation plan set by Compliance.

6.3.2 Electronic ("EFeed") Reporting Requirements

Fitch Ratings has arranged to receive automated electronic reporting of Securities holdings and transactions from a number of Efeed Brokers as discussed below. If Reportable Securities Transactions are electronically reported to Fitch Ratings through an Efeed Account, the Employee is not required to manually report them via the Compliance Monitoring System. A list of Efeed Brokers and instructions on how to link Accounts to electronic feeds is available from Compliance.

6.2 Efeed Broker Requirement

Fitch Ratings Employees and their Family Members, regardless of location, with Accounts in the United States are required to maintain their Accounts at an Efeed Broker, unless the Account has been grandfathered[4] in or one of the below exceptions applies. New Fitch Ratings Employees must transfer all non-Efeed Reportable Accounts to an approved Efeed Broker within 60 days of notification.

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[3] All Analytical Group Employees who have an individual licence with the Monetary Authority of Singapore (whether based in Singapore or elsewhere) must report listed Securities transactions in their accounts within 7 calendar days of the trade date.
[4] Accounts that are maintained in the United States and belong to Employees and their Family Members are not subject to the Efeed requirement if, prior to February 7, 2011 the Account was opened and the employee worked at Fitch Ratings. However, the employee will be required to close or transfer the Account if reporting requirements are not fulfilled or the employee violates Fitch Policy.

Employees are exempt from the Efeed Broker requirement in the following cases:

- Where an Employee's Family Member works at a brokerage firm that does not provide Fitch Ratings with an electronic feed, but requires its employees to maintain their Accounts at that firm;

- Where an Employee or his or her Family Member holds a Security that cannot be legally sold or transferred to an Efeed Broker; and

- Accounts owned by an Employee or his or her Family Member set up for employee stock option plans that are limited to transactions in the sponsoring company's stock.

7. OUTSIDE INTERESTS AND EXTERNAL RELATIONSHIPS

Employees are prohibited from holding any position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that operates in a sector that is covered by the Employee's group, or that otherwise presents a conflict of interest in respect of their position of employment at Fitch Ratings.

7.1 Employee Outside Interests

Employees are required to obtain approval from their Global Group Head (or, for non-Analytical Group Employees, other global management) and notify Compliance prior to engaging in any type of "Outside Interest" as described below:

- A position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that the Employee is not outright prohibited from serving;

- A position as an officer or board member of a trade or professional organization or association;

- A position as an officer, board member or trustee of an educational institution;

- An elected or appointed government office; or

- Any position serving a government, public agency, authority, commission, regulatory body, or self-regulatory organization.

These requirements apply to both for-profit and non-profit organizations. Employees seeking approval to engage in an Outside Interest must submit a request for approval via the Compliance Monitoring System prior to beginning to engage in the Outside Interest.

7.2 External Relationships

An Analytical Employee must immediately notify his/her Managing Director and Compliance if he/she has a Close Personal Relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector that is covered by the Analytical Employee's group. Similarly, an Analytical Employee in the International Public Finance, US Public Finance, or Sovereigns groups must notify his/her Managing Director and Compliance if he/she has a Close Personal Relationship with someone who holds an elected or appointed government office.

If the Analytical Employee has a Close Personal Relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector covered by the Analytical Employee's group, the Analytical Employee must file a recusal.

For Analytical Group Employees in Japan, Hong Kong, Singapore and Taiwan, and voting members of Fitch Ratings Japan rating committees please refer to Exhibit A for the variation in definition of Family Members who would be deemed as having a Close Personal Relationship with the employee.

7.3 Outside Employment and Consulting

In addition to the Outside Interest requirements set forth in this Policy, Employees are directed to Fitch Ratings' separate Human Resources' Outside Employment and Consulting Policy. That policy contains additional prohibitions and requirements relating to outside activities.

8. GIFTS

All Employees, regardless of job function, are prohibited from soliciting or accepting Gifts in connection with work performed at Fitch Ratings, other than as set forth in the below chart.

While Analytical Group Employees are also prohibited from extending gifts in connection with their work at Fitch Ratings, BRM and non-Analytical Group Employees may extend Gifts that are appropriate and reasonable given the circumstances.

Action	Analytical Employees	BRM and Non-Analytical Employees
Solicit or accept a Gift	Not Permitted	Not Permitted
Extend a Gift	Not Permitted	Permitted
Accept nominal business supplies during a business meeting not exceeding $25 (or the equivalent in another currency) (pens, notebooks, branded "trinkets")	Permitted	Permitted

Any exception to this requirement must be granted in advance by Compliance.

8.1 Protocol to be followed when a Gift is received

When a Gift is received:

- The Gift must be returned, donated or destroyed;

- The Employee must send a letter to the donor that explains Fitch Ratings' restriction against accepting Gifts and requests no Gifts be proffered in the future; and

- The Employee must disclose the Gift and upload a copy of the letter to the Compliance Monitoring System.

9. BUSINESS EVENTS AND BUSINESS ENTERTAINMENT POLICY

9.1 Business Events

When participating in Business Events, Employees are required to maintain a clear separation of analytical and commercial activity, and adhere to the requirements set forth in Bulletin 4: *Segregation of Commercial & Analytical Activities*. Additional considerations and restrictions applicable to Analytical Group Employees are set forth below.

9.1.1 Analytical Group Employees may attend or present at Business Events, provided they remain aware of, and appropriately manage, perception issues that may arise from attendance at these events.

9.1.2 Furthermore, Business Event expenses incurred by Analytical Group Employees must be paid for by Fitch Ratings and must conform to Fitch Ratings' expense reimbursement policy. However:

- An entity may only pay for an Analytical Group Employee's travel or lodging expense when attending a Business Event if it is related to an activity necessary to conduct Fitch Ratings' business, and if payment of that expense has been incorporated into the commercial agreement between the entity and Fitch Ratings;

- A conference sponsor may pay for an Analytical Group Employee's attendance fee only if he or she is a speaker or panelist; and

- Analytical Group Employees are permitted to accept supplies, food, and beverage during a Business Event only if the value of such items does not exceed $25, or the equivalent in other currencies.

9.1.3 With the prior approval of their Regional Group Head, Analytical Group Employees may invite employee(s) of a Rated Entity, its affiliates, or investors to be their guest at appropriate Business Events.

9.1.4 An Analytical Group Employee may attend a reception at a Business Event, if the reception is open to all conference attendees without charge.

9.2 Business Entertainment

Business Entertainment must:

9.2.1 Be reasonable, customary and not overly frequent;

9.2.2 Include both Fitch Ratings Employees and those of the entity extending or sponsoring the Entertainment (otherwise it is deemed a Gift); and

9.2.3 Not lead to an influence in ratings or any decision to purchase goods or services from a supplier, or create the perception that such influence may exist.

Business Entertainment that is extravagant, prohibited by law or known to violate an external party's policy is prohibited under this Policy. Details as to the restrictions on Business Entertainment are set forth on the below chart:

Action	Analytical Employees	BRM and Non-Analytical Employees
Attend a Business Event paid by Fitch Ratings	Permitted	Permitted
Attend a Business Event paid by a third party	Not Permitted	Permitted
Extend Business Event	Permitted	Permitted
Attend Business Entertainment	Fitch Sponsored Only*	Permitted
Extend Business Entertainment	Not Permitted**	Permitted
Accept supplies and food/beverage during a business meeting (not exceeding $25 or equivalent in other currency)	Permitted	Permitted

*Analytical Group Employee must excuse themselves from any fee related or commercial discussion while BRM employees must exclude themselves from any analytical discussion.

** Analytical Group Employees who are members of the Fitch Ratings Executive Committee are permitted to extend Business Entertainment.

10. POLITICAL OR CHARITABLE CONTRIBUTIONS

10.1 Political Contributions

Under no circumstances may corporate funds, facilities, or services of any kind be paid or furnished (i) to any political candidate or prospective candidate for public office, (ii) to any political party, or (iii) to any political initiative, referendum, or other form of political campaign (each such candidate, party or campaign, individually, a "Political Cause") by any Employee or representative on behalf of Fitch Ratings. Nothing in this Bulletin prohibits an individual Employee or Fitch Ratings' representative from making a political contribution on his or her own behalf; however, any proposed contribution by any BRM Employee within the U.S. Public Finance group, International Public Finance group, Global Infrastructure group, or Sovereigns group (collectively referred to as the "Reporting Groups") or Analytical Employee within a Reporting Group in excess of US$500, or the local currency equivalent, in the same calendar year to the same Political Cause must first be reported to and approved by the Personal Conflicts Monitoring team in Compliance.

10.2 Charitable Contributions

A charitable contribution on behalf of Fitch Ratings, excluding any gift made pursuant to an existing matching gift program, may only be made with the prior written approval in accordance with Section 3.7 of Fitch Group Bulletin 1. Nothing in this Bulletin prohibits an individual employee or representative of Fitch from making a charitable contribution on his or her own behalf.

11. EXCEPTIONS TO POLICY REQUIREMENTS

Under limited circumstances, exceptions to specific requirements of this Bulletin may be granted. The Bulletin 13 Exceptions Committee will consider exceptions not expressly contemplated in this Bulletin. To request an exception, the Employee and his/her Managing Director, Global Group Head or Regional Group Head must submit a request on the Compliance Monitoring System.

12. NON-COMPLIANCE

Failure to comply with this policy may lead to disciplinary action, up to and including dismissal from employment. In addition, with respect to certain policy requirements (e.g., the prohibitions on Insider Trading), the Employee may be subject to personal civil and criminal liability.

As may be required by law, Fitch Ratings will as soon as practicable disclose any case where a rating was potentially impacted by a conflict of interest, and indicate whether there was an actual impact to the rating.

If a violation involves a Security purchased by an Employee while in possession of MNPI, the Employee in violation must not sell the Security until he/she is no longer in possession of MNPI, typically after the rating action or other relevant event occurs and is published. In this event, the Employee must be in consultation with and follow the directions of Compliance.

13. QUESTIONS

If you have any questions about this Bulletin, please contact Compliance by email at compliance@fitchratings.com or by telephone on the Compliance Hotlines 1.212.908.0873 (US and LatAm) or 44.203.590.1917 (EMEA and APAC).

Owner:	Bruce Legorburu, Compliance
Summary of Changes:	Appendix A
Supplements:	Fitch Ratings Bulletin 13 - Annex

Exhibit A

Family Member definition for Employment Related Recusals

"Family Members" may be defined with additional variations or specifications in the following jurisdictions for the purpose of recusal from participation in or otherwise influencing the determination of a rating.

An employee must be recused in the following jurisdictions if he or she:

Hong Kong	has a spouse, partner, parent, child or sibling who works for a Rated Entity, pursuant to SFC Code of Conduct for Persons Providing Credit Rating Services, Para. 42(d)
Singapore	has a spouse, son, adopted son, step-son, daughter, adopted daughter, step-daughter, father, step-father, mother, step-mother, brother, step-brother, sister or step-sister, who works for a Rated Entity, pursuant to MAS Code of Conduct for Credit Rating Agencies, Para. 7.5
Japan (also applies to Fitch Rating Japan rating committees)	has a spouse, or a relative by blood or a relative by affinity of the first degree of kinship who works for a Rated Entity as an officer or in a similar role, pursuant to Articles 66-35 of Financial Instrument Exchange Acts and Article 308 of Cabinet Office Ordinance 52/2007
Taiwan	has a spouse or a relative within the second degree of kinship who is a responsible person or managerial officer of a Rated Entity, pursuant to FSC Regulations Governing the Administration of Credit Rating Agencies, Article 22

Appendix A

Summary of Changes

- An Exhibit was added to address the expanded definition of Family Members for employment related recusals for employees in the APAC region.
- Analytical Group names were updated to reflect organizational changes.
- The following provisions within Securities trading and reporting were amended:
    - removing the deadline for reporting an account,
    - reporting of transactions was reduced from 10 business days to 7 calendar days for employees licensed with the MAS authority, and
    - pre-clearance was made optional
- Restrictions on Political Contributions were added for certain groups.
- Guidance was added for Charitable Contributions.

EXECUTIVE SUMMARY

Objective: To set forth the disclosure requirements regarding solicitation status, and Rated Entity participation in the rating process.

Application: All Fitch Ratings employees globally.

Effective Date: 29 May 2019

Version: 5.1

Replaces: Bulletin 14: *Rating Solicitation and Participation Disclosure Policy* (Version 5.0, dated 6 December 2018)

1. OVERVIEW

Fitch Ratings believes that investors benefit from increased rating coverage by Fitch Ratings, whether or not such Ratings are requested by, or on behalf of, Rated Entities; requested by, or on behalf of, Rated Entities but subsequently maintained by Fitch Ratings at its initiative; requested by investors; or initiated and freely provided by Fitch Ratings. Fitch Ratings uses the same criteria and rating committee procedures for Solicited Ratings as for Unsolicited Ratings. In some cases, the Rated Entity (and its agents) may choose not to participate in the rating process. For any Rating that Fitch Ratings assigns or maintains, irrespective of the participation status, Fitch Ratings believes that it has sufficient information to rate the Rated Entity and/or securities.

This Policy sets forth Fitch Ratings' disclosure requirements with respect to:

- the solicitation status of all Ratings; and

- situations without Issuer Participation in the rating process.

2. DEFINITIONS[1]

"EU Fitch CRA" means each of Fitch Ratings Ltd and its credit rating subsidiaries located and registered in the EU (including any branches of these companies, wherever located).

"Fitch Ratings" means Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings".

"Issuer Participation" means:

- with respect to structured finance Ratings, that the originator(s), issuer(s), placement agent(s) or other parties to the structured finance debt issuance have engaged in discussions with Fitch Ratings regarding the underlying collateral or the origination processes used to originate or monitor that collateral; and

- with respect to all other Ratings, that either of the following have occurred in the current analytical cycle and, in any case, within the 12 months preceding the date of the most recent rating action or research update:

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[1] Note that these definitions do not change the requirement imposed by US securities law for Fitch Ratings to specify, in each Rating Information Disclosure Form, whether the relevant credit rating was: (i) paid for by the obligor being rated or the issuer underwriter, depositor, or sponsor of the security or money market instrument being rated; (ii) paid for by a person other than the obligor being rated or the issuer, underwriter, depositor, or sponsor of the security or money market instrument being rated; or (iii) uncompensated.

o   the Rated Entity's management engaged in substantive discussion of the primary topics driving the relevant Ratings or

o   the Rated Entity provided internal forecasts, risk management data or other non-public disclosure considered as part of the rating process.

"RAC" means a rating action commentary.

"Rated Entity" means (i) the issuer or obligor with respect to any security that has received or is expected to receive, as the case may be, a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Rating.

"Rating" means a published "Rating", as defined in *Bulletin 7: Credit Products – Defined; Ratings, Assessments, Opinions and Scores*, that assesses the creditworthiness of an issuer or an issuance.

"Related Third Party" means (i) with respect to an entity, any other entity who holds, directly or indirectly, a 20% or more equity interest in the first entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any security that is part of a structured finance transaction, a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to that security.

"Solicited Rating" means a Rating that is assigned or maintained at the request of the Rated Entity or a Related Third Party.

"Unsolicited Ratings" means a Rating that (i) is assigned or maintained at the request of a person other than the Rated Entity or a Related Third Party, (ii) is assigned or maintained by Fitch Ratings at its own initiative and without compensation or (iii) was initially or at one time a Solicited Rating, but which is subsequently maintained by Fitch Ratings at its initiative and without compensation.

3.   DISCLOSURES

3.1. Disclosure of Solicitation Status of Ratings

Fitch Ratings will disclose whether a Rating is a Solicited Rating or an Unsolicited Rating (i) via a link in every RAC related to the assignment of a Rating, or the taking of any rating action with respect to a specific Rated Entity, (ii) in all Rated Entity-specific research and (iii) on the Rated Entity/issuance summary page of the Fitch Ratings website.

3.2. Disclosure when no Issuer Participation

Fitch Ratings will disclose all cases where there has been no Issuer Participation in the rating process (i) in every RAC in which it assigns a Rating, or takes any rating action with respect to a specific rated Entity and (ii) in all Rated Entity-specific research.

3.3. Additional Disclosures Relating to EU Ratings

For Ratings for which the primary analyst is based in an EU Fitch CRA, Fitch Ratings will additionally (i) include within every RAC in which it assigns a Rating, or takes a rating action with respect to a specific Rated Entity, a color-coded indication that identifies Unsolicited Ratings with respect to which there was no Issuer Participation, and (ii) apply a similar color-coding to these current Unsolicited Ratings provided in the Rated Entity/issuance summary page of the Fitch Ratings website.

3.4. Additional Disclosures

Fitch Ratings will make any additional disclosures as required by applicable law or regulations, or by any relevant regulatory body.

3.5. Prohibitions on Unsolicited Ratings

Fitch Mexico S.A. de C.V. is prohibited from assigning unsolicited Mexican national scale ratings. There may be prohibitions with respect to national scale ratings under applicable local law in various countries. Any questions as to whether such prohibitions exist and, if so, how they apply, should be directed to Compliance.

4. QUESTIONS

For questions or issues concerning this Policy, please contact Regulatory Affairs, Policies and Procedures at RAPP@fitchratings.com.

Owner:	Susan Launi, Regulatory Affairs, Policies and Procedures
Summary of Changes:	Appendix A
Supplements:	None

Appendix A

Summary of Changes

Date: 29 May 2019

Section 3.5, describing prohibitions on unsolicited ratings, was amended to clarify that the prohibition applies only to Mexican national scale ratings. The previous version stated that such prohibitions applied to Mexican ratings, without specifying that it applies to national ratings only.

EXECUTIVE SUMMARY

Objective: To establish requirements for handling and resolving Complaints that are received by Fitch Ratings in accordance with applicable laws, rules and regulations

Application: All Fitch Ratings Employees

Date: 7 August 2019

Version: Version 11.1

Replaces: Bulletin 25: *Complaint Handling*, Version 11.0

1. OVERVIEW

Certain laws, rules and regulations outline the manner in which Fitch Ratings must handle and resolve Complaints it receives from Rated Entities, market participants or members of the public.

This Policy outlines the requirements for Fitch Ratings employees involved in handling, resolving and documenting the resolution of Complaints.

2. DEFINITIONS

"BRM" means Fitch Ratings' Business & Relationship Management group.

"BRM Matter" means either (i) a good faith commercial dispute, including a dispute over fees that does not involve an Analytical Matter or a Conduct Matter or (ii) an action or omission by a BRM employee that is not a Conduct Matter.

"Complaint" means an expression of dissatisfaction communicated to Fitch Ratings or any of its employees either verbally or in writing by a Rated Entity, market participant or a member of the public regarding either of the following:[1]

- An **"Analytical Matter"**, which is a matter relating primarily to a perceived failure by Fitch Ratings in the course of its initiating, determining, assigning, maintaining, monitoring, changing, publishing or withdrawing a Credit Product, criteria or other analytical publication; or

- A **"Conduct Matter"**, which is a matter relating primarily to a perceived breach of applicable laws, rules or regulations, or to the Fitch Ratings' Code of Conduct & Ethics, or other internal policies or procedures, but which does not specifically relate to an Analytical Matter.

The following are not considered Complaints and fall outside the scope of this Policy:

- Internal Incidents;

- Matters that are neither Analytical Matters nor Conduct Matters, or which do not allege a specific failure or breach by Fitch Ratings;

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[1] A public criticism of Fitch Ratings or its Credit Products that is not specifically directed at or communicated to Fitch Ratings or its employees is not a Complaint. However, a critical communication directed at or delivered to Fitch Ratings and/or its employees may be a Complaint even if it is also directed at or delivered to other unaffiliated recipients, depending on the type or nature of the communication.

- Matters that are being addressed as part of the external appeal process described in Section 3.3 below;

- BRM Matters, and

- Depending on the facts and circumstances, the identification of typos or similar types of minor errors in a rating action commentary or other publication.

"Complaint Log" means the database used by Fitch Ratings to record Complaints. The Complaint Log includes the following:

– Analytical Matters, which will be investigated by CPG;

- Conduct Matters, which will be investigated by Compliance; and

- The "Confidential Log", which is used by Compliance to maintain Complaints involving sensitive or confidential matters.

"Complainant" means the Rated Entity, market participant or member of the public who makes a Complaint.

"Complaint Manager" means any SD or MD to whom any employee (including, without limitation, in BRM) reports a communication from an external party that may constitute a Complaint. In groups or departments where the titles "Managing Director" or "Senior Director" are not used, the Complaint Manager is the senior most staff member of that group or department.

"CPG" means the Credit Policy Group.

"Credit Product" means a Credit Rating or other opinion with respect to creditworthiness as described in the Rating Definitions and to which the RPM applies, in current effect at any given time.

"Fitch Ratings" means Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings".

"Internal Incidents" means potential violations of laws, rules, regulations, policies, procedures or other standards of conduct that have been identified or raised by an employee of Fitch Ratings, as opposed to being identified by an external party. Internal Incidents are not "Complaints" subject to this Policy, and are to be separately addressed by the relevant line of business in conjunction with the relevant support or control function (e.g., Compliance, Legal, Human Resources, etc.), in accordance with those functions' standard operating practices.[2]

"Investigator" means the member of CPG or Compliance who ultimately investigates the Complaint.

"MD" means a Fitch Ratings Managing Director.

"Rated Entity" means (i) an issuer or obligor with respect to any security that has received or is expected to receive, as the case may be, a Credit Product from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned, or expects to assign, as the case may be, a Credit Product.

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[2] Fitch Ratings strongly encourages employees to report matters that involve a potential breach of the Fitch Ratings Code of Conduct & Ethics or applicable laws, rules, regulations or policies, directly to the Chief Compliance Officer or his or her designee. Employees may also report matters anonymously through a third party-managed hotline (the "Ethics Hotline"). Employees also have the right to report suspected violations of federal law or regulation directly to any governmental agency or entity. Employees are reminded that they do not need the prior authorization of Fitch Ratings and are not required to notify Fitch Ratings that they have made any report or disclosure to a governmental agency or entity. Further guidance as to reporting and handling Internal Incidents, including information on the Ethics Hotline, is available on FX under the "Hotline & Reportable Events" tab on the FX homepage.

"Responsible Manager" means the manager who is ultimately responsible for supporting CPG or Compliance in investigating and resolving the Complaint. Investigators maintain discretion as to who is named as Responsible Manager.

"RPM" means Bulletin 2: *The Ratings Process Manual.*

"SD" means a Fitch Ratings Senior Director.

3. COMPLAINT HANDLING

The following requirements apply to Complaint handling:

3.1. Reporting and Investigating Complaints

- Any Fitch Ratings employee who receives a communication from an external party that may constitute a Complaint shall promptly refer it to a Complaint Manager.

- The Complaint Manager will review the communication and make an initial assessment as to whether the communication meets the definition of a Complaint. If the Complaint Manager believes it meets the definition of a Complaint, the Complaint Manager shall determine whether the Complaint is an Analytical Matter or a Conduct Matter and record it as such in the Complaint Log.

- Depending on the initial classification, the Complaint Log routes the possible Complaint to the Chief Credit Officer (for Analytical Matters) or Chief Compliance Officer (for Conduct Matters), or their respective designee, who then reviews it and appoints an Investigator.

- The Investigator first determines whether the logged communication meets the definition of a "Complaint". If it does not, the Investigator will categorize the communication as "dismissed" in the Complaint Log and the matter is closed. If the logged communication is a Complaint, the Investigator will assess whether the Complaint has been correctly categorized as an Analytical Matter or a Conduct Matter. If applicable, the Investigator will amend the categorization in the Complaint Log, causing the Complaint Log to re-route the Complaint to the Chief Credit Officer or the Chief Compliance Officer, as appropriate.[3]

- Once logged as a Complaint, the Investigator will notify the relevant Global Group Head (with respect to analysts) or Global Product Head (with respect to BRM employees), and the member of Fitch Ratings' Executive Committee responsible for the area being investigated, of the investigation (including a summary of the Complaint and employees involved).

- The Investigator shall appoint a Responsible Manager.

- The Investigator shall consider whether it would be appropriate to notify the relevant BRM MD covering a Rated Entity associated with the subject of the Complaint, and shall notify that individual, if appropriate.

- For a Complaint that is an Analytical Matter relating to a national scale rating, the Complaint Manager must also notify the Office Head or Country Head in the relevant country, if any.

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[3] If a Complaint includes both categories, Compliance and CPG will consult regarding how to classify the Complaint.

- The Investigator can further delegate a Complaint to another Investigator. The Investigator shall investigate the Complaint.

- Once an investigation is complete, the Investigator shall complete mandatory Complaint Log elements, including findings and disposition and attaching any relevant documents, and then close the Complaint.

- The Investigator should send a copy of the final report (and any findings and/or recommendations) to the relevant Global Group Head (with respect to analysts) or Global Product Head (with respect to BRM employees), and the member of Fitch Ratings' Executive Committee responsible for the area investigated.

3.2. Verbal Complaints

Any employee who receives a verbal Complaint should ask the Complainant to provide a written description of the Complaint so that the details of the Complaint are clear and complete. The Complaint handling process must proceed even if the Complainant declines to provide a written summary.

3.3. External Appeals by Rated Entities

Fitch expects that issues or concerns raised by a Rated Entity during the rating process with respect to Analytical Matters (but which do not involve Conduct Matters), will initially be addressed through the external appeal process described in the RPM.

If subsequent to the completion of the external appeal process, or after the completion of the rating process, the Rated Entity continues to assert that Fitch Ratings committed a failure or breach in respect of the relevant Credit Product, the relevant rating committee chair or Regional Group Head must discuss with CPG whether to treat the matter as a Complaint subject to this Policy. If they determine the matter is a Complaint, the rating committee chair or Regional Group Head will log the Complaint and categorize it as an Analytical Matter or a Conduct Matter.

3.4. Confidentiality of Complainants

Fitch Ratings will strive to meet, to the extent permitted by applicable law or regulations, any request for confidentiality by the Complainant. Nevertheless, Fitch Ratings cannot guarantee confidentiality to any Complainant and shall not promise to do so. Should the Complainant request confidentiality, the Complaint Manager shall record that request, and the details of the Complaint, in the Confidential Log.

3.5. Confidential Log

Any Complaint may be moved to the Confidential Log. The Confidential Log contains Complaints (i) with respect to which the Complainant has requested confidentiality and (ii) that the Chief Credit Officer, Chief Compliance Officer or Legal Counsel otherwise designates as deserving confidential internal treatment. Information regarding Complaints contained in the Confidential Log will be available only to those individuals who need access to the information for the purpose of investigating and/or resolving the Complaint. Fitch Ratings shall not and cannot make any guarantee of confidentiality to a Complainant or any other party, and the presence of a Complaint on the Confidential Log does not imply such a guarantee.

3.6. Responses to Complainants

Fitch Ratings will seek to provide the Complainant notice, within 30 days of receiving the Complaint that the Complaint is under review. In addition, Fitch Ratings will strive to resolve the Complaint and provide a written response to the Complainant within 60 days of initial receipt of the Complaint. However, resolution of any given Complaint may extend beyond these time periods due to the complexity of the investigation or for other reasons, and Fitch Ratings may provide a written response to the Complainant outside of this time period or not at all.

4. RESPONSIBILITY FOR COMPLAINT RESOLUTION

Employees and their managers must not individually or unilaterally investigate or resolve Complaints. Rather, they must promptly engage with the relevant support or control function (e.g., CPG, Compliance, Human Resources or Legal) as set forth below.

In addition, other than standard form letters or notices that a Complaint has been received and is being reviewed and/or has been resolved, Legal must review all written responses to the Complainant prior to Fitch Ratings sending the response.

4.1. Coverage of Analytical Matters

CPG is responsible for managing the resolution of Complaints primarily involving Analytical Matters. CPG will consult with Compliance should the Complaint involve both Analytical Matters and Conduct Matters.

4.2. Coverage of Conduct Matters

Compliance is responsible for managing the resolution of Complaints primarily involving Conduct Matters. Compliance will consult with CPG should the Complaint involve both Analytical Matters and Conduct Matters.

4.3. Legal

CPG and Compliance will promptly consult Legal if a Complaint involves an alleged violation of a law, rule or regulation, and/or if the Complainant is threatening any kind of legal action, and will agree which function should be primarily responsible for handling the Complaint.

4.4. Human Resources

CPG, Compliance and Legal will promptly consult with Human Resources if a Complaint also involves employment-related or personnel matters, and will agree which function should be primarily responsible for handling the Complaint.

5. DOCUMENTATION REQUIREMENTS

5.1. Complaint Logging

Subject to Section 3.5, any SD or MD may log a possible Complaint in the Complaint Log. The Complaint Manager must promptly review the possible Complaint and ensure all required fields and information are provided when logging the possible Complaint in the Complaint Log. The Complaint Manager must also upload all written communications from the Complainant and any other documents received by this Complaint Manager related to the possible Complaint.

For verbal Complaints, the Complaint Manager is also required to enter a comprehensive summary of the details of the Complaint into the appropriate field in the Complaints Log.

5.2. Completeness of Complaint Log

The Investigator shall ensure that all material information and documentation relating to the handling and resolution of the Complaint, such as any final review or investigation reports or memos, documentation received from the Complainant, correspondence to and from the Complainant, and a description as to the final resolution of the Complaint, is saved in the Complaint Log.

6. QUESTIONS

Questions regarding this Policy, including whether a particular communication constitutes a Complaint, should be directed to Compliance at reporting@fitchratings.com.

Owner:	Bruce Legorburu, Chief Compliance Officer
Appendix A:	Summary of Changes
Supplements:	Bulletin 1: *Code of Conduct & Ethics*
	Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores*

Appendix A

Summary of Changes

July 2019

Below is a summary of the most significant changes made to Bulletin 25.

1. Complaints may now be logged into the Complaint Log by Senior Directors ("SD") (in addition to Managing Directors ("MD"), as has previously been the case).

2. Business and Relationship Management ("BRM") matters have now been removed from the Complaint Handling Policy ("Policy").

3. Commercial disputes are now excluded from the Policy.

4. The BRM Log is now excluded from the Policy. The Complaint Log now comprises Analytical Matters, Conduct Matters and the Confidential Log only.

5. Two new roles were established. These are:

   a. **"Complaint Manager"** means any SD or MD to whom any employee (including, without limitation, in BRM) reports a communication from an external party that may constitute a Complaint. In groups or departments where the titles "Managing Director" or "Senior Director" are not used, the Complaint Manager is the senior most staff member of that group or department.

   b. **"Investigator"** means the member of the Credit Policy Group or Compliance who ultimately investigates the Complaint.

6. The Complaint Log workflow was modified and clarified. (see Section 3)

7. Clarifies that employees who receive verbal complaints must affirmatively request a written description of the Complaint.

8. Clarifies the difference between Confidential Complaints due to the confidentiality of the complainant and confidential complaints designated as such by the Chief Credit Officer, the Chief Compliance Officer or Legal Counsel.

August 6, 2019

Non-material section and version numbering corrections.

EXECUTIVE SUMMARY

Objective:	To establish requirements and standards for compliance with the regulatory prohibition on providing advice to Rated Entities and Related Third Parties
Application:	Fitch Ratings, Inc. and each of its credit rating affiliates operating under the "Fitch Ratings" trade name (collectively, "Fitch Ratings")
Replaces:	Bulletin 27: *Restrictions on Advising Issuers and Others* (Version 2.0, 16 August 2010)

1. OVERVIEW

Fitch Ratings is dedicated to maintaining objectivity, independence, integrity and transparency in the rating process. Consistent with these principles and applicable law, Fitch Ratings does not provide advisory or consulting services to any Rated Entity or Related Third Party.

In furtherance of this goal, this Policy specifically addresses the restriction on Fitch Ratings, Fitch Ratings Representatives and Fitch Affiliates, providing such Advice.

2. DEFINITIONS

"Advice" means the provision of advisory or consulting services or the making of proposals or recommendations, on a formal or informal basis.

"Credit Rating" shall have the meaning as is set forth in Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores*.

"EU Fitch Ratings" means Fitch Ratings Ltd and its affiliates registered as credit rating agencies in the EU and its and their branches (wherever located) (each an "EU Fitch Ratings CRA").

"EU" means the European Union.

"Fitch Affiliates" means (i) with respect to EU Fitch Ratings, any person or entity (A) holding, directly or indirectly, at least 5% of either the capital or the voting rights of EU Fitch Ratings, or (B) being otherwise in a position to exercise significant influence on the business activities of EU Fitch Ratings, or (ii) with respect to any of Fitch Ratings' credit rating affiliates (a "Fitch Ratings CRA"), any person or entity directly or indirectly controlling, controlled by, or under common control with that Fitch Ratings CRA.

"Fitch Ratings Representatives" means the officers, directors, and employees of Fitch Ratings and other persons performing similar functions for or on behalf of Fitch Ratings.

"Rated Entity" means an issuer or obligor in respect of which Fitch Ratings has assigned, or expects to assign, a Credit Rating.

"Related Third Party" means (i) with respect to a Rated Entity for which an EU Fitch Ratings CRA has assigned, or expects to assign, a Credit Rating, any other entity who holds, directly or indirectly, a 20% or more equity interest in such Rated Entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any Security for which a Fitch Ratings CRA has assigned, or expects to assign, a Credit Rating, the obligor, issuer, sponsor, servicer, originator, underwriter or arranger with respect to that Security.

"Security(ies)" means any note, stock, treasury stock, security future, security-based swap or derivative, bond, debenture, evidence of indebtedness, certificate of interest or participation, money market instrument, units in collective investment undertakings, or other type of financial instrument representing a tradable asset.

3. RESTRICTIONS ON PROVIDING ADVICE

3.1. Prohibited Advice

Fitch Ratings, Fitch Ratings Representatives and Fitch Affiliates shall not provide Advice to a Rated Entity or Related Third Party with respect to:

- The corporate or legal structure of the Rated Entity or a Security;

- The assets or liabilities of the Rated Entity or a Security;

- The business operations, investment plans, lines of financing, business combinations or other activities of the Rated Entity; or

- With respect to structured finance Securities, the design (structure, enhancement levels, cash flow waterfall, etc.) of such a Security.

3.2. Examples of Permissible Communications

The types of information, communications or services listed below, provided they are appropriately delivered, do not constitute prohibited Advice. Other types of information, communications or services may be similarly permissible when appropriately delivered:

- Explaining rating criteria, and the bases, assumptions and rationales behind rating decisions;

- Providing information about the output of expected loss and cash flow models with respect to structured finance Securities (so long as the information is delivered in a manner that is not perceived as Fitch Ratings providing Advice about the credit enhancement or structure of the transaction);

- Directing inquiring parties to criteria reports and special reports for more information about rating methodologies;

- Responding to requests for rating confirmations upon changes to the terms of a Security;

- Explaining or listing of key drivers of ratings or credit enhancement or how different characteristics may have driven results;

- Describing or explaining characteristics of rating peer groups;

- Explaining possible triggers for upgrades or downgrades of ratings or credit assessments or other credit opinions provided by Fitch Ratings; and

- Conducting Rating Assessment Services in a manner consistent with relevant internal policies or procedures.

4. IDENTIFICATION AND HANDLING OF POLICY VIOLATIONS

Potential violations of this Policy shall be handled in accordance with the below.

4.1. Reporting Potential Violations

Fitch Ratings Representatives are required promptly to report suspected violations of this Policy to the Compliance Department.

4.2. Assessing Potential Violations

Upon identification or notification of a perceived violation of this Policy, Compliance, Credit Policy Group, Legal and a senior member of the relevant Analytical Group shall assess and make a determination whether the communication(s) in question constituted prohibited Advice.

During the assessment process and until further notice, the individual(s) responsible for providing the potentially prohibited Advice shall cease all further activities with respect to the Rated Entity and/or the Securities.

4.3. Remediating Violations

In addition to any other investigatory, remedial or disciplinary actions that Fitch Ratings may take, if the above-mentioned assessment concludes that Fitch Ratings, a Fitch Ratings Representative or a Fitch Affiliate provided prohibited Advice:

- *For Existing Credit Ratings:* The Chief Credit Officer or their designee, together with a committee consisting of other senior analysts who were not involved in providing the prohibited Advice and who satisfy the quorum and other requirements in Bulletin 2: *The Rating Process Manual*, will promptly convene a rating committee to analyze any Credit Ratings previously assigned to the Rated Entit(ies) or Securit(ies) potentially impacted by the prohibited Advice. In such cases, the committee shall take action on each potentially impacted Credit Rating, which may include the withdrawal or affirmation of the Credit Rating(s); and

- *For New (Unassigned) Credit Ratings:* Compliance, Credit Policy Group and Legal will, in consultation with relevant senior members of the commercial and/or analytical groups, determine whether it would be appropriate under the circumstances for Fitch Ratings to assign a Credit Rating.

4.4. Disclosure or Notice of Violations

Any Rating Action Commentary for Credit Ratings assigned by a committee convened pursuant to this Policy shall include a statement that the rating action was the result of an assessment conducted under this Policy.

Credit Policy Group, in consultation with Legal and Compliance, may also determine it appropriate under the circumstances to require additional disclosures or notifications to third parties including the person(s) or entity(ies) who engaged Fitch Ratings to provide the Credit Rating.

5. QUESTIONS

Questions regarding this Policy, including whether particular types of information, communications or services are permissible, should be directed to the Compliance Department at reporting@fitchratings.com.

Owner:	Bruce Legorburu, Compliance Department
Effective Date:	18 September 2017
Version:	3.0
Supplements:	Bulletin 2: *The Rating Process Manual*
	Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores*

EXECUTIVE SUMMARY

Objective: To define "ancillary business" and to set out the EU CRA Regulation disclosure requirement with respect to "ancillary services"

Application: Global Fitch Ratings analytical staff and global BRM staff; the provision with respect to EU disclosure requirements applies to analytical staff and BRM staff in any EU Fitch CRA

Effective Date: December 31, 2018

Version: 3

Replaces: Bulletin 30: *Statement on "Definition of Ancillary Business"* (Version 2, 25 July 2017)

1. OVERVIEW

This Policy sets forth Fitch Ratings' definition of "ancillary business", as well as disclosure requirements applicable to each EU Fitch CRA with respect to "ancillary services" as defined in the EU CRA Regulation.

2. DEFINITIONS

"BRM" means the Fitch Ratings Business & Relationship Management team.

"Credit Rating" means a published "Rating", as defined in *Bulletin 7: Credit Products – Defined; Ratings, Assessments, Opinions and Scores*, that assesses the creditworthiness of an issuer or an issuance.

"Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (or any branch of one of these entities, wherever located).

"Endorsed Rating" means an international scale public Credit Rating where the relevant primary analyst is employed by an Endorsed CRA.

"EU CRA Regulation" means Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (as amended from time to time).

"EU Fitch CRA" means each of Fitch Ratings Ltd and its CRA subsidiaries located and registered in the EU (including any of their branches (wherever located)).

"Fitch Group" means Fitch Group, Inc. and its subsidiaries and affiliates.

"Fitch Ratings" means, collectively, Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings".

"RAC" means a rating action commentary.

"Rated Entity" means (i) the issuer or obligor with respect to any security that has received a Credit Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned a Credit Rating.

"Related Third Party" means (i) with respect to an entity, any other entity (x) who holds, directly or indirectly, a 20% or more equity interest in the first entity (y) in which 20% or more of the Equity Interest is held directly or indirectly by the first entity[1] or (z) who is otherwise, directly or indirectly linked to it by control; and (ii) with respect to any security that is part of a structured finance transaction, a sponsor, servicer, originator or arranger with

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[1] Related Third Parties of Related Third Parties are not included. For example, where Company A is the Rated Entity and it owns a 20% Equity Interest in Company B, Company B is a Related Third Party of Company A, but if Company C also owns a 20% or more Equity Interest in Company B, Company C is not a Related Third Party of Company A unless there is some other link of control between Company A and Company C.

respect to that security which substantially interacts with the relevant analyst on behalf of the issuer of the securities.

3. ANCILLARY BUSINESS AND ANCILLARY SERVICES

3.1. Definition of Ancillary Business

The term "ancillary business" with respect to Fitch Ratings means any business other than the provision of independent analysis and rating and other opinions regarding a variety of risks in the financial markets. Over time, Fitch Ratings has developed, and will continue to develop, new rating scales, surveillance products, research products and other analytical services; however, these new scales, products and services will always reflect Fitch Ratings' independent risk analysis. Fitch Ratings' rating and other opinions — for example, credit ratings, rating assessments, credit opinions, scores and other relative measures of financial or operational strength — do not comment on the suitability of any particular type of investment or the appropriate level of risk for any user of these opinions. In preparing its opinions, Fitch Ratings is indifferent to the rating or assessment levels achieved and neither suggests nor cautions against individual "target" levels of rating or assessment. Consequently, Fitch Ratings does not provide advisory or consulting services to any entity; advisory or consulting services would constitute ancillary businesses.

3.2. Examples of Fitch Ratings' Core Business

Examples of Fitch Ratings' "core" business include, but are not limited to, the following:

- assignment and monitoring of public and private ratings;

- issuance of opinions other than in the form of a rating — for example, credit assessments, credit opinions and scores;

- issuance of preliminary ratings, expected ratings and indicative or initial ratings;

- issuance of rating assessments which provide corporate entities the opportunity to receive an indication of what impact a certain set of events would have upon their ratings or credit assessments (e.g., an acquisition or recapitalization);

- confirmation of existing ratings, based on a proposed action or inaction;

- in the context of structured finance transactions, provision of feedback to the transaction parties with respect to rating levels based on information provided by the transaction parties and their advisors;

- model development;

- dissemination of RACs, rating reports, research reports and other publications, including, inter alia, methodologies, models, newsletters, commentaries and industry studies;

- regular verbal and written dialogue with all market participants, including, inter alia, investors, intermediaries, regulators and the media; and

- organizing and participating in conferences, speaking engagements and educational seminars.

3.3. EU CRA Regulation Requirements Regarding Ancillary Services; Endorsed CRAs

Any ancillary business, as defined in Section 3.1, conducted within the Fitch Group is provided by separate companies outside Fitch Ratings or by separate divisions, all of which are subject to Fitch Group's *Firewall Policy – Segregation of Credit Rating Activities* and therefore do not present any conflicts of interest for Fitch Ratings. If a separate division of an EU Fitch CRA or of an Endorsed CRA provides any services to a Rated Entity to whom a Credit Rating, or Endorsed Rating, as the case may be, has been provided, or to any Related Third Party of such Rated Entity, that are within the definition of "ancillary services" as determined pursuant to the EU CRA Regulation, then that EU Fitch CRA or Endorsed CRA, as the case may be, will disclose such "ancillary services" in the relevant RAC for such Rated Entity. The relevant BRM staff of that EU Fitch CRA or Endorsed CRA, as the case may be, will be responsible for ensuring such disclosures are made by providing the necessary disclosure language to the relevant analytical staff for inclusion in the relevant RAC.

4. QUESTIONS

For questions or issues concerning this Policy, please contact Regulatory Affairs, Policies and Procedures at RAPP@fitchratings.com.

Owner:	Susan Launi, Regulatory Affairs, Policies and Procedures
Summary of Changes:	Appendix A
Supplements:	Fitch Group Bulletin 8: *Firewall Policy – Segregation of Credit Rating Activities*

Appendix A

Summary of Changes

We have added language to require that the disclosure re ancillary services will also apply to endorsed ratings and have conformed the definition of "related third party" to that now in B 10.

FitchRatings

Bulletin 34: Rotation Policy

EXECUTIVE SUMMARY

Objective: To communicate Fitch Ratings' policy governing Analyst rotation

Application: Fitch Ratings Analysts participating in the assignment of Credit (and in some cases, Non-Credit) Ratings by Fitch Ratings' subsidiaries operating in the UK, Russia, Germany, Japan, Mexico, Costa Rica, Honduras, Panama and El Salvador, as well as Analysts located in certain other jurisdictions, as set forth below

Effective Date: 30 April 2019

Version: 16.3, replacing Bulletin 34: Rotation Policy, Policy Version 16.2, 15 January 2019 (Please note that the 15 January 2019 document was labeled Version 15. A series of subsequent versions, both major and minor, were posted for purposes of correcting minor typographical errors and for generating reader notifications, resulting in a discrepancy between the document and the Policy Tech numbering. This version is labeled 16.3 in order to align Policy Tech and the document.)

1. OVERVIEW

Fitch Ratings has established this Policy, which governs Analyst rotation, pursuant to certain jurisdictional regulatory requirements.

This policy only applies to Analysts performing Credit Rating Activities, except in respect of the Mexican rotation requirements, where it also applies to Analysts performing Non-Credit Rating Activities.

The type and nature of the rotation requirements differ depending on the Rating group to which the Analyst belongs, the role of the Analyst (i.e., primary, secondary, rating committee chair or voting member), or the relevant jurisdiction, as is set forth in further detail in the country-specific sections below and in Appendix B. Note that, for purposes of this Policy, covered bond ratings are not considered to be structured finance ratings.

NB: Extraterritorial Reach. With respect to the following countries, rotation requirements apply not just to the Analysts located in the relevant country, but also to Analysts located outside of the country where the Analyst is rating a Rated Entity located within the relevant country, as described below. Analysts are encouraged to review the following table when conducting ratings issued by Fitch Ratings affiliates located outside of their own jurisdiction.

Country with Extraterritorial Requirements	Extraterritorial Requirements
Costa Rica	Rotation requirements apply to National Scale Public Credit Ratings with respect to any Costa Rica-domiciled Rated Entity (and/or its securities), regardless of where the Analyst is located
El Salvador	Rotation requirements apply to National Scale Public Credit Ratings with respect to any El Salvador-domiciled Rated Entity (and/or its securities) requested in a fee agreement entered into by Fitch Central America, regardless of where the Analyst is located
Honduras	Rotation requirements apply to National Scale Public Credit Ratings with respect to any Honduras-domiciled Rated Entity (and/or its securities), regardless of where the Analyst is located

Japan	Rotation requirements apply to international scale Public Credit Ratings endorsed by FRJ[1], regardless of the where the Analyst is located.
Mexico	Rotation requirements apply to National Scale Public Ratings (both Credit Ratings and Non-Credit Ratings) (i) requested in a fee agreement entered into by Fitch Mexico (regardless of the location of the counterparty) or (ii) with respect to any Mexico-domiciled Rated Entity (and/or its securities), regardless of where the Analyst is located.
Panama	Rotation requirements apply to National Scale Public Credit Ratings with respect to any Panama-domiciled banking institution (and/or its securities), regardless of where the Analyst is located.

2. DEFINITIONS

Analysts means those individuals who perform Credit Rating Activities; however, individuals who perform Non-Credit Rating Activities are also included within the definition of "Analysts" under the Mexican rotation requirements. Analysts can include primary Analysts, secondary Analysts, rating committee chairs and persons who vote in committees, based on which roles are subject to local law rotation requirements, as set forth in further detail in the jurisdiction-specific sections below and in **Appendix B**.

Consecutively Participating Analyst is a term used exclusively for purposes of the Japan rotation requirements. It pertains to international scale Public Credit Ratings of insurance companies and non-financial corporates (and their securities) assigned or endorsed by FRJ. A Consecutively Participating Analyst is a voting committee member who voted in all rating committees held during the prior FRJ fiscal year (which is currently the calendar year) with respect to such an entity (and, if applicable, its securities), where the rating committee assigned new international scale Public Credit Ratings, or affirmed, reviewed (i.e., reviewed – no action, downgraded, upgraded) or withdrew existing international scale Public Credit Ratings.[2] An Analyst who did not vote in all committees held with respect to the relevant Rated Entity (and, if applicable, its securities) during the prior financial year of FRJ is not considered a Consecutively Participating Analyst.

Cooling Off Period means the time period during which the relevant Analyst is prohibited from engaging in specified Credit Rating Activities (or Non-Credit Rating Activities, in the case of Mexico), as set forth in **Appendix B**.

Credit Rating means a Rating that assesses the creditworthiness of an issuer or an issuance.

Credit Rating Activities include data and information analysis and the evaluation, approval, issuance and review of Credit Ratings, including acting as the chairperson or voting member of a Credit Rating committee. Credit Rating Activities do not include general analytical management activities and oversight (including discussing issues with Analysts under direct supervision), attendance at management meetings or participating as an observer (i.e., non-voting member) in a credit rating committee.

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[1] A Credit Rating is deemed "endorsed" by FRJ if it has formally progressed through the internal FRJ endorsement process and actually been endorsed.

[2] For purposes of determining a Consecutively Participating Analyst, rating committees where a Rated Entity was placed on Rating Watch with no other rating action taken are not included.

Endorsed CRA means any of Fitch Ratings, Inc., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (or any branch of one of these entities, wherever located).[3]

Endorsed Rating means an international scale Public Credit Rating where the relevant primary Analyst is an Endorsed Rating Analyst.

Endorsed Rating Analyst means an Analyst employed by an Endorsed CRA.

EU Analyst means an Analyst employed by Fitch Ratings Ltd (including its branch in Dubai), Fitch Ratings CIS Ltd (including its branch in Moscow), Fitch Deutschland GmbH or Fitch Ratings España S.A.U.(including its branch in Stockholm)**.**

EU Fitch CRA means each of Fitch Ratings Ltd and its credit rating subsidiaries located and registered in the EU (including any branches of these companies, wherever located).

Fitch Central America means Fitch Centroamerica S.A..

Fitch Ratings means Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings".

FRJ means Fitch Ratings Japan Limited.

Fitch Mexico means Fitch Mexico S.A. de C.V.

IPF means International Public Finance.

National Scale means, when used to describe a Rating, that that Rating is assigned or maintained using a national rating scale, as set forth in Fitch Ratings' Ratings Definitions on its public website, www.fitchratings.com.

Non-Credit Rating means a Rating which assesses attributes other than or in addition to the creditworthiness of an entity (e.g., Investment Management Quality Ratings, Servicer Ratings, etc.).

Non-Credit Rating Activities include data and information analysis and the evaluation, approval, issuance and review of Non-Credit Ratings, including acting as the chairperson of a committee. Non-Credit Rating Activities do not include general analytical management activities and oversight (including discussing issues with Analysts under direct supervision), attendance at management meetings or participating as an observer (i.e., non-voting member) in a committee.

Private Credit Ratings are Credit Ratings that have not been published by Fitch Ratings on its public website, www.fitchratings.com.

Private Ratings are Ratings that have not been published by Fitch Ratings on its public website, www.fitchratings.com.

Public Credit Ratings are Credit Ratings that have been published by Fitch Ratings on its public website, www.fitchratings.com.

Public Ratings are Ratings that have been published by Fitch Ratings on its public website, www.fitchratings.com.

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[3] Although international scale Public Credit Ratings where the relevant primary Analyst is employed by Fitch Ratings Japan Ltd. are also endorsed, they are not included in this definition given that there are separate Japanese rotation requirements.

Rated Entity means (i) the issuer or obligor with respect to any Security that has received a Credit Rating (or as applicable, a Non-Credit Rating) from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned a Credit Rating (or as applicable, a Non-Credit Rating).

Rating shall have the meaning set forth in *Bulletin 7: Credit Products – Defined; Ratings, Assessment, Opinions and Scores*.

Rotation Clock Start Date, with respect to an Analyst, is the date on which the Rotation Period for that Analyst is deemed to start, based on the jurisdictional requirements and the Rating group to which the Analyst belongs, as set forth in **Appendix B**.

Rotation Party is the entity or entities around which Analysts must rotate, as set forth in **Appendix B**.

Rotation Period is the period of time that an Analyst is permitted to be involved in Credit Rating Activities (or, as applicable, Non-Credit Rating Activities) with respect to the relevant Rotation Party before rotation is required. .

Security means any security, programme or other financial instrument.

SF Rotation Party means the following (which includes related third parties[4]):

(i)   For sole originator[5] structured finance transactions, the originator of the transaction; or

(ii)   For multi-originator structured finance transactions, the arranger/sponsor[6] of the transaction;

provided, that, if the same originator and arranger participate together on three different sole-originator transactions with respect to new Public Credit Ratings in a twelve-month period for which the same EU Analyst has been assigned as either primary Analyst or secondary Analyst, that Analyst must be rotated away from such originator (unless the originator and the arranger are the same entity), regardless of whether the Rotation Period has expired. In such cases, this EU Analyst is not permitted to participate in Credit Rating Activities with respect to transactions involving the originator for a minimum of two consecutive years.

3.   EU ROTATION REQUIREMENTS

3.1. The EU rotation requirements, as set forth in detail in Appendix B, apply only to EU Analysts performing Credit Rating Activities in respect of international scale Public Credit Ratings, with one exception. Fitch Ratings has voluntarily agreed that the EU rotation requirements with respect to the chairs of credit rating committees will also apply to all Analysts employed by a Fitch Ratings company (including its branches, wherever located) if that company is registered as a credit rating agency with ESMA, regardless of whether that Fitch Ratings company is exempted from the rotation requirements.

3.2. Additionally, the following principles apply in respect of the EU, and override the rules set forth in **Appendix B**. EU Analysts should therefore consult **Appendix B** first, and then determine whether any of the following principles apply. For purposes of this Section 3.2, "EU Analyst" also includes chairs of credit

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[4] The definition of a "related third party" is "the originator, arranger, sponsor, servicer or any other party that interacts with a credit rating agency on behalf of a rated entity, including any person directly or indirectly linked to that rated entity by control".

[5] For any structured credit transaction that does not have an originator – for example, managed CLOs and CDOs – the originator for purposes of this definition is the asset manager.

[6] For sake of clarity, the terms "arranger" and "sponsor" used in this definition each refer to the lead structurer of the relevant transaction. If there is more than one structurer of a transaction, the structurer that has the most interaction with Fitch Ratings will be deemed the lead structurer for purposes of this definition.

rating committees with respect to international scale Public Credit Ratings if the chair is employed by Fitch France S.A.S., Fitch Italia S.p.A. or Fitch Polska S.A.

– **Multiple Roles**. If an EU Analyst serves as more than one of the primary Analyst, secondary Analyst and rating committee chair for the same Rotation Party, without taking a consecutive two-year break between each of these roles, the Rotation Period shall be counted from the first role held by that EU Analyst, and shall be for the shortest period applicable (of four or five years) of the roles undertaken, aggregating all time spent in each of the roles. For example, if an EU Analyst served as a secondary Analyst for two years, and then became the primary Analyst for the same Rotation Party, he/she may only serve for an additional two years as the primary Analyst. Likewise, if an EU Analyst served for three years as a rating committee chair for a Rotation Party and then became the primary Analyst, he/she would be able to serve as primary Analyst for only one year.

– **Rating Switches Between Public and Private**. Where an EU Analyst is subject to EU rotation requirements with respect to an international scale Public Credit Rating which is then converted into a Private Credit Rating (**1st Conversion**), time spent by that EU Analyst on Credit Rating Activities on that Private Credit Rating after the date of the 1st Conversion will not count towards the Rotation Periods in Appendix B, but will count towards the Cooling Off Periods in Appendix B. If that Private Credit Rating is later converted back into an international scale Public Credit Rating (**2nd Conversion**) before the relevant Cooling Off Period has expired, then all the time spent by that EU Analyst on Credit Rating Activities after the 2nd Conversion must be added to the time spent on Credit Rating Activities on that Public Credit Rating prior to the 1st Conversion when calculating that EU Analyst's Rotation Period. If a Credit Rating that has always been a Private Credit Rating is converted into an international scale Public Credit Rating that is subject to EU rotation requirements, the Rotation Clock Start Date will be the date this Public Credit Rating is published.

– **EU Analyst Moves Between Offices Applying Rotation and Exempted Offices**. When an EU Analyst transfers between EU Fitch CRAs, he or she carries his/her rotation clock to the new location, subject to the following principles: Where an EU Analyst is employed by an EU Fitch CRA subject to the EU rotation requirements and is transferred to become an employee of another EU Fitch CRA which is exempt from some of the EU rotation requirements (**1st Transfer**), any time spent on an international scale Public Credit Rating after the 1st Transfer does not count towards:

– the Rotation Period if the new employer is exempt from the EU rotation requirements applicable to the EU Analyst before the transfer; and

– the Cooling Off Period, unless and until the EU Analyst ceases Credit Rating Activities with respect to that Rotation Party.

If the EU Analyst transfers again to become an employee of an EU Fitch CRA subject to all the EU rotation requirements (**2nd Transfer**), then any time spent on Credit Rating Activities with respect to an international scale Public Credit Rating after the 2nd Transfer must be added to time spent on Credit Rating Activities on that Public Credit Rating before the 1st Transfer when calculating the Rotation Period. Note that all EU Fitch CRAs are subject to rotation requirements with respect to rating committee chairs, therefore rating committee chair rotation clocks with respect to the same Rotation Party would continue in the event of any transfer between EU Fitch CRAs.

– **EU Analyst Moves Between EU Fitch CRA and Endorsed CRA**. When an EU Analyst transfers between an EU Fitch CRA and an Endorsed CRA, she or he carries her/his rotation clock to the new location, subject to the following principles:

(i) Where an EU Analyst is employed by an EU Fitch CRA subject to the EU rotation requirements and is transferred, prior to 1 January 2019, to become an employee of an

Endorsed CRA (**Transfer 1A**), any time spent on an international scale Public Credit Rating after Transfer 1A but prior to 1 January 2019 does not count towards:

- o the Rotation Period with respect to the relevant Rotation Party;

- o the Cooling Off Period, unless and until the Analyst ceases Credit Rating Activities with respect to that Rotation Party for the time period specified under the rules applicable in that Endorsed CRA; and

- o unless this Analyst has successfully completed such a Cooling Off Period prior to 1 January 2019, that Analyst's rotation clock restarts on 1 January 2019 with respect to that Public Credit Rating (with time on the rotation clock equal to the time at Transfer 1A), and the rotation rules of that Endorsed CRA apply.

(ii)   Where an EU Analyst is employed by an EU Fitch CRA subject to the EU rotation requirements and is transferred, on or after 1 January 2019, to become an employee of an Endorsed CRA (**Transfer 1B**), and continues Credit Rating Activities on an international scale Public Credit Rating she/he was working on prior to Transfer 1B, her/his clock continues but is now subject to the rotation rules applicable to the Endorsed CRA.

If the Analyst subsequently transfers to become an employee of an EU Fitch CRA subject to EU rotation requirements (**Transfer 2**), the EU rotation rules again apply with respect to that Public Credit Rating. The Analyst carries her/his rotation clock to the EU Fitch CRA, unless the Analyst ceased Credit Rating activities with respect to the relevant Rotation Party for two continuous years – which would reset the rotation clock to zero. If that is not the case, the Analyst may be subject to immediate rotation at the time of Transfer 2.

- **Early Start to Cooling Off Period**. If, at any time prior to the start of the applicable Cooling Off Period, an EU Analyst subject to the EU rotation requirements ceases Credit Rating Activities with respect to a Rotation Party, for a consecutive period of two or more years, his or her rotation clock with respect to that Rotation Party will be reset to zero. For example, because serving as a chair of a rating committee, or voting in a rating committee, is a point-in-time event, if on the day following such service, and for two years thereafter, the EU Analyst undertakes no other Credit Rating Activity with respect to that Rotation Party, his/her rotation clock for that Rotation Party is reset to zero. Conversely, if the EU Analyst does engage in any Credit Rating Activity with respect to that Rotation Party at any time after such service but before the two years have elapsed, he/she loses any accrued "cooling off" time, and his/her rotation clock continues uninterrupted.

- **Long-Term Leave**. In the event an EU Analyst subject to the EU rotation requirements takes long-term leave – e.g., maternity leave or sick leave – his/her rotation clock(s) will continue. Should such an EU Analyst return to work at Fitch Ratings two or more years after starting long-term leave, his/her rotation clock(s) will be reset to zero.

- **Employee Leaves and then is Re-hired by Fitch Ratings[7]**. Where an EU Analyst subject to EU Rotation leaves the employment of an EU Fitch CRA (**prior employment**) and then, after a period of time, returns to the employment of an EU Fitch CRA and is asked to perform Credit Rating Activities with respect to an entity which was a Rotation Party for that EU Analyst in his/her prior employment (and subject also to the principle above with respect to moving between offices, if applicable):

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[7] In each such case, Human Resources shall promptly contact Core Operations, who will in turn contact the relevant employee to obtain the information necessary to implement this principle. Core Operations will then provide the relevant information to IT for incorporation into the applicable systems.

(i)   if during their absence that EU Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period exceeding two years, their Rotation Period is reset with respect to that Rotation Party and will commence running again if and when they commence Credit Rating Activities with respect to that Rotation Party;

(ii)   if during their absence that EU Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period of less than two years, their Rotation Period is paused with respect to that Rotation Party and will continue to run if and when they commence Credit Rating Activities with respect to that Rotation Party; and

(iii)   if that EU Analyst specifies that during their absence they conducted Credit Rating Activities with respect to that Rotation Party (albeit at another credit rating agency), the time spent on such Credit Rating Activities (as indicated by that EU Analyst) during their absence will be counted in assessing how much of their Rotation Period remains under section 3 of this Policy.

- **Sale or Merger Involving Rated Entity[8]**

(i) **In the context of a share acquisition**: if the shares of a Rated Entity are transferred to a new parent company, the Rated Entity remains the same and therefore the Rotation Period(s) continue to run and will not restart for that Rated Entity .

(ii) **In the context of a business/asset transfer**:

   o   if all or part of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**), the Purchasing Entity is not the same legal person as the Rated Entity and therefore there is no continuity or connection (unless the Purchasing Entity was already a Rotation Third Party of the Rated Entity) between the Rotation Period(s) which apply to the Rated Entity and any Rotation Period(s) which apply to the rating of the Purchasing Entity. The rotation periods for the Rated Entity and the Purchasing Entity remain separate.

   o   notwithstanding the sub-paragraph immediately above, if all, or substantially all of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**) and the business or assets transferred become all or substantially all of the Purchasing Entity's business (i.e. the Purchasing Entity was a shell or had nominal assets and liabilities prior to the transfer), for the purposes of this Policy, the Purchasing Entity will be considered the same as the Rated Entity and the Rotation Period(s) which applied to the Rated Entity should continue with respect to the Purchasing Entity.

(iii) **In the context of a merger:** Where a Rated Entity merges with another entity (the **Merger Partner**), the Rotation Period(s) which apply to the resultant entity of the merger (the **Merger Entity**) are separate from any Rotation Periods which applied to either the Rated Entity or the Merger Partner, unless the business of the Rated Entity which has transferred to the Merger Entity now forms all or substantially all of the business of the Merger Entity (i.e. the Merger Partner was a shell or had nominal assets and liabilities prior to the merger), in which case the

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[8] If, as a result of a sale or merger involving a Rated Entity, there is a change in the Rotation Party or any other aspect of the rotation-related information stored in Fitch's systems, the relevant EU Analyst must email Core Operations with any such changes. Any EU Analyst who needs guidance with respect to the application of this section should contact the Legal Department.

Rotation Period(s) applicable to the Rated Entity continue to apply with respect to the Merger Entity.

- **Switching Solicitation Status**. If a Rotation Party switches between solicited and unsolicited status, the relevant rules applicable to the new status, as set forth in **Appendix B**, shall apply.

- **Analyst Changes Rating Groups**. In the event an EU Analyst subject to EU rotation requirements changes rating groups, and continues to perform Credit Rating Activities with respect to any Rotation Party from the prior rating group, he/she carries his/her rotation clock to the new rating group.

- **Withdrawn Rating Re-Assigned**. If an international scale Public Credit Rating that is subject to EU rotation requirements is withdrawn, the Rotation Period(s) related to that Public Credit Rating will pause for so long as that Public Credit Rating is withdrawn. If an international scale Public Credit Rating is assigned again to the relevant Rated Entity or securities, as the case may be, within two years of the withdrawal, these Rotation Period(s) will continue to run. If an international scale Public Credit Rating is assigned again to that Rated Entity or securities, as the case may be, after two years or more since the withdrawal, then these Rotation Period(s) reset and start again.

4.   ROTATION REQUIREMENTS FOR ENDORSED RATINGS

4.1. Primary Analysts, secondary Analysts and rating committee chairs with respect to Endorsed Ratings are subject to the rotation requirements set out in **Appendix B**.

4.2. Additionally, the following principles apply in respect of Endorsed Ratings, and override the rules set forth in **Appendix B**. Endorsed Rating Analysts should therefore consult **Appendix B** first, and then determine whether any of the following principles apply.

- **Multiple Roles**. If an Endorsed Rating Analyst serves as more than one of the primary Analyst, secondary Analyst and rating committee chair for the same Rotation Party in the course of 2019, the Rotation Period shall be counted from the first role held by that Endorsed Rating Analyst, and shall be for the period applicable to that first role (of seven, eight or nine years).

- **Rating Switches Between Public and Private**. Where an Endorsed Rating Analyst is subject to rotation requirements with respect to an Endorsed Rating which is then converted into a Private Credit Rating (**1st Conversion**), time spent by that Endorsed Rating Analyst on Credit Rating Activities on that Private Credit Rating after the date of the 1st Conversion will not count towards the Rotation Periods in Appendix B, but will count towards the Cooling Off Periods in Appendix B. If that Private Credit Rating is later converted back into an Endorsed Rating (**2nd Conversion**) before the relevant Cooling Off Period has expired, then all the time spent by that Endorsed Rating Analyst on Credit Rating Activities after the 2nd Conversion must be added to the time spent on Credit Rating Activities on that Endorsed Rating prior to the 1st Conversion when calculating that Endorsed Analyst's Rotation Period. If a Credit Rating that has always been a Private Credit Rating is converted into an Endorsed Rating, the Rotation Clock Start Date will be the date this Endorsed Rating is published.

- **Endorsed Rating Analyst Moves Between Offices Applying Rotation with respect to Endorsed Ratings and Exempted Offices**. When an Endorsed Rating Analyst transfers between Endorsed CRAs, he or she carries his/her rotation clock to the new location, subject to the following principles: Where an Endorsed Rating Analyst is transferred to become an employee of a Fitch Ratings entity that is not an Endorsed CRA (**1st Transfer**), any time spent on an international scale Public Credit Rating after the 1st Transfer does not count towards:

- the Rotation Period if the new employer is exempt from the rotation requirements applicable to the Endorsed Rating Analyst before the transfer; and

- the Cooling Off Period, unless and until the Endorsed Rating Analyst ceases Credit Rating Activities with respect to that Rotation Party.

If the Endorsed Rating Analyst transfers again to become an employee of an Endorsed CRA (**2nd Transfer**), then any time spent on Credit Rating Activities with respect to an Endorsed Rating after the 2nd Transfer must be added to time spent on Credit Rating Activities on that Endorsed Rating before the 1st Transfer when calculating the Rotation Period.

- **Endorsed Rating Analyst Moves Between Endorsed CRA and EU Fitch CRA**. When an Endorsed Rating Analyst transfers, on or after 1 January 2019, between an Endorsed CRA and an EU Fitch CRA, she or he carries her/his rotation clock to the new location and will be subject to the rules applicable to that EU Fitch CRA, subject to the following principles:

   (i)   If that EU Fitch CRA is exempt from rotation (**Transfer 1A**), any time spent on an international scale Public Credit Rating after Transfer does not count towards:

   o   the Rotation Period with respect to the relevant Rotation Party; and

   o   the Cooling Off Period, unless and until the Analyst ceases Credit Rating Activities with respect to that Rotation Party for the time period specified under the rules applicable in that Endorsed CRA, however

   o   note that all EU Fitch CRAs are subject to rotation requirements with respect to rating committee chairs, therefore rating committee chair rotation clocks with respect to the same Rotation Party would continue in the event of any transfer to an EU Fitch CRA.

   (i)   If the EU Fitch CRA is subject to rotation (**Transfer 1B**), and the Analyst continues Credit Rating Activities on an international scale Public Credit Rating she/he was working on prior to Transfer 1B, her/his clock continues but is now subject to the rotation rules applicable to the EU Fitch CRA. Note that, given the shorter Rotation Periods applicable in the EU, the Analyst may be subject to immediate rotation at the time of Transfer 1B.

If the Analyst subsequently transfers to become an employee of an Endorsed Rating (**Transfer 2**), the rotation rules applicable to that Endorsed CRA again apply with respect to that Public Credit Rating. The Analyst carries her/his rotation clock to the Endorsed CRA, unless the Analyst ceased Credit Rating activities with respect to the relevant Rotation Party for 12 continuous months – which would reset the rotation clock to zero.

- **Early Start to Cooling Off Period**. If, at any time prior to the start of the applicable Cooling Off Period, an Endorsed Rating Analyst ceases Credit Rating Activities with respect to a Rotation Party, for a consecutive period of 12 months or more, his or her rotation clock with respect to that Rotation Party will be reset to zero. For example, because serving as a chair of a rating committee, or voting in a rating committee, is a point-in-time event, if on the day following such service, and for 12 months thereafter, the Endorsed Rating Analyst undertakes no other Credit Rating Activity with respect to that Rotation Party, his/her rotation clock for that Rotation Party is reset to zero. Conversely, if the Endorsed Rating Analyst does engage in any Credit Rating Activity with respect to that Rotation Party at any time after such service but before the 12 months have elapsed, he/she loses any accrued "cooling off" time, and his/her rotation clock continues uninterrupted.

- **Long-Term Leave**. In the event an Endorsed Rating Analyst takes long-term leave – e.g., maternity leave or sick leave – his/her rotation clock(s) will continue. Should such an Endorsed

Rating Analyst return to work at Fitch Ratings 12 or more months after starting long-term leave, his/her rotation clock(s) will be reset to zero.

– **Employee Leaves and then is Re-hired by Fitch Ratings[9]**. Where an Endorsed Rating Analyst subject to rotation leaves the employment of an Endorsed CRA (**prior employment**) and then, after a period of time, returns to the employment of an Endorsed CRA and is asked to perform Credit Rating Activities with respect to an entity which was a Rotation Party for that Endorsed Rating Analyst in his/her prior employment (and subject also to the principle above with respect to moving between offices, if applicable):

(i)   if during their absence that Endorsed Rating Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period exceeding 12 months, their Rotation Period is reset with respect to that Rotation Party and will commence running again if and when they commence Credit Rating Activities with respect to that Rotation Party;

(ii)   if during their absence that Endorsed Rating Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period of less than 12 months, their Rotation Period is paused with respect to that Rotation Party and will continue to run if and when they commence Credit Rating Activities with respect to that Rotation Party; and

(iii)   if that Endorsed Rating Analyst specifies that during their absence they conducted Credit Rating Activities with respect to that Rotation Party (albeit at another credit rating agency), the time spent on such Credit Rating Activities (as indicated by that Endorsed Rating Analyst) during their absence will be counted in assessing how much of their Rotation Period remains under section 4 of this Policy.

– **Sale or Merger Involving Rated Entity[10]**.

(i)   **In the context of a share acquisition**: if the shares of a Rated Entity are transferred to a new parent company, the Rated Entity remains the same and therefore the Rotation Period(s) continue to run and will not restart for that Rated Entity.

(ii)   **In the context of a business/asset transfer**:

o   if all or part of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**), the Purchasing Entity is not the same legal person as the Rated Entity and therefore there is no continuity or connection between the Rotation Period(s) which apply to the Rated Entity and any Rotation Period(s) which apply to the rating of the Purchasing Entity. The rotation periods for the Rated Entity and the Purchasing Entity remain separate.

o   notwithstanding the sub-paragraph immediately above, if all, or substantially all of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**) and the business or assets transferred become all or substantially all of the Purchasing Entity's business (i.e. the Purchasing Entity was a shell or had nominal assets and liabilities prior to the transfer), for the purposes of this Policy, the

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[9] In each such case, Human Resources shall promptly contact Core Operations, who will in turn contact the relevant employee to obtain the information necessary to implement this principle. Core Operations will then provide the relevant information to IT for incorporation into the applicable systems.

[10] If, as a result of a sale or merger involving a Rated Entity, there is a change in the Rotation Party or any other aspect of the rotation-related information stored in Fitch's systems, the relevant Endorsed Rating Analyst must email Core Operations with any such changes. Any Endorsed Rating Analyst who needs guidance with respect to the application of this section should contact the Legal Department.

Purchasing Entity will be considered the same as the Rated Entity and the Rotation Period(s) which applied to the Rated Entity should continue with respect to the Purchasing Entity.

(iii) **In the context of a merger:** Where a Rated Entity merges with another entity (the **Merger Partner**), the Rotation Period(s) which apply to the resultant entity of the merger (the **Merger Entity**) are separate from any Rotation Periods which applied to either the Rated Entity or the Merger Partner, unless the business of the Rated Entity which has transferred to the Merger Entity now forms all or substantially all of the business of the Merger Entity (i.e. the Merger Partner was a shell or had nominal assets and liabilities prior to the merger), in which case the Rotation Period(s) applicable to the Rated Entity continue to apply with respect to the Merger Entity.

– **Switching Solicitation Status**. This has no impact on the Rotation Periods set forth in **Appendix B**.

– **Analyst Changes Rating Groups**. In the event an Endorsed Rating Analyst changes rating groups, and continues to perform Credit Rating Activities with respect to any Rotation Party from the prior rating group, he/she carries his/her rotation clock to the new rating group.

– **Withdrawn Rating Re-Assigned**. If an Endorsed Rating is withdrawn, the Rotation Period(s) related to that Endorsed Rating will pause for so long as that Endorsed Rating is withdrawn. If an international scale Public Credit Rating is assigned again by an Endorsed CRA to the relevant Rated Entity or securities, as the case may be, within 12 months of the withdrawal, these Rotation Period(s) will continue to run. If an international scale Public Credit Rating is assigned again by and Endorsed CRA to that Rated Entity or securities, as the case may be, after 12 months or more since the withdrawal, then these Rotation Period(s) reset and start again.

5. JAPANESE ROTATION REQUIREMENTS

The Japanese rotation requirements apply to international scale Public Credit Ratings assigned or endorsed by FRJ,[11] which means that these requirements apply not only to Analysts employed by FRJ, but also to Analysts located outside Japan if they work on ratings endorsed by FRJ[12]. These rotation requirements also differ between international scale Public Credit Ratings of insurance companies and non-financial corporates (and their securities), and all other international scale Public Credit Ratings. See Appendix B for the details.

6. MEXICAN ROTATION REQUIREMENTS

The Mexican rotation requirements apply only to National Scale Public Ratings (both Credit Ratings and Non-Credit Ratings) (i) requested in a fee agreement entered into by Fitch Mexico (regardless of the location of the counterparty) or (ii) with respect to any Mexico-domiciled Rated Entity (and/or its securities), regardless of Analyst location. See Appendix B for the details.

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[11]   A Credit Rating is deemed "assigned" by FRJ when the primary Analyst is an employee of FRJ. A Credit Rating is deemed "endorsed" by FRJ if it has formally progressed through the internal FRJ endorsement process and actually been endorsed.

[12] Currently, FRJ endorses only certain Japanese insurance companies. If FRJ actually endorses any issuer (and/or their securities) other than insurance companies or non-financial corporates (and/or their securities), local Compliance will contact the relevant lead Analyst and discuss the related rotation requirements.

7. COSTA RICAN AND HONDURAN ROTATION REQUIREMENTS[13]

The rotation requirements under the laws of Costa Rica and Honduras apply to National Scale Public Credit Ratings with respect to Rated Entities (and/or their securities) domiciled in Costa Rica and Honduras, respectively, regardless of where the Analyst is located. See Appendix B for the details.

8. PANAMANIAN ROTATION REQUIREMENTS

The rotation requirements under the laws of Panama apply to National Scale Public Credit Ratings with respect to any Panama-domiciled banking institutions (and/or their securities), regardless of where the Analyst is located. See Appendix B for the details.

9. EL SALVADORAN ROTATION REQUIREMENTS

The rotation requirements under the laws of El Salvador apply to National Scale Public Credit Ratings with respect to any El Salvador-domiciled Rated Entities (and/or their securities), requested in a fee agreement entered into by Fitch Central America, regardless of where the Analyst is located. See Appendix B for the details.

10. QUESTIONS

For questions concerning this policy, please contact Regulatory Affairs, Policies and Procedures or Core Operations.

Owner:	Susan Launi, Regulatory Affairs, Policies and Procedures
Appendices:	Appendix A – Summary of Changes
	Appendix B – Table of Rotation Requirements
Supplements:	Bulletin 2: The Rating Process Manual

Appendix A

Summary of Changes

December 31, 2018

(i)   Streamlined and made clearer the regulatory requirements.

(ii)   Added Appendix B, which sets forth the rotation requirements across countries in table format, subject to any principles specified in the Policy.

(iii)   Included rotation for specified analysts working on Endorsed Ratings.

January 19, 2019

Adjusted the definition of SF Rotation Party. The original definition was drafted for the EU rules; we subsequently used it for the Endorsed Ratings, but without changing the reference of the cooling-off period so it worked for Endorsed Ratings: EU cooling-off is 2 years; Endorsed Ratings have a 1-year cooling-off.

April 30, 2019

(i)   Clarifications to the definition of SF Rotation Party and EU Analyst

(ii)   Added new principles to Sections 3.2 and 4.2 related to EU Analyst moving between an EU Fitch CRA and an Endorsed CRA

(iii)   Added clarifying footnotes 7, 8, 9 and 10 to other principles in Sections 3.2 and 4.2

(iv)   Additional textual clarifications and correction of typos

EXECUTIVE SUMMARY

Objective: To identify and manage potential conflicts of interest that may arise when an analytical employee of Fitch Ratings (defined below) accepts employment with a Rated Entity or Transaction Participant.

Application: Analysts employed by Fitch Ratings, Inc. ("Fitch") or any credit rating affiliate listed in Item 3 of Fitch's Form NRSRO filed annually with the US Securities and Exchange Commission (collectively, "Fitch Ratings").

Effective Date: 11 April 2019 (replaces version dated 12 March 2018) (non-material change, so no change in version number)

1.   OVERVIEW

1.1. This document establishes procedures for the review of the analytical work product, produced during the specified time period, of any Fitch Ratings' Analyst who accepts subsequent employment with a Rated Entity or Transaction Participant, to determine whether that work product was influenced by a conflict of interest.

1.2. These requirements do not apply to employees participating in assigning ratings or opinions other than Ratings (e.g., servicer ratings).

2.   DEFINITIONS

2.1. Analyst shall have the meaning set forth in Bulletin 2: Rating Process Manual.

2.2. Analytical Activities means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information.

2.3. Analytical Group means a sector-specific group of Fitch Ratings that performs Analytical Activities.

2.4. Conflicts Review Committee means an independent review committee convened to review Ratings that a Designated Person has concluded, pursuant to a Further Risk Based Assessment, may have been influenced by a Leaver's conflict of interest.

2.5. Designated Person ("DP") means an Analyst titled Senior Director or above appointed by a Managing Director in the Leaver's Analytical Group to conduct a Further Risk Based Assessment with respect to Leavers from that Analytical Group or, in case of Structured Finance, a Senior Director or above from the Operations, Data and Technology Group (SF ODT) appointed by a Managing Director in SF ODT. DPs appointed for one Analytical Group may also be used to conduct Further Risk Based Assessments for other Analytical Groups.

2.6. Further Risk Based Assessment means a review of a Leaver's analytical work product with respect to a Rated Entity or Transaction Participant, identified by an Initial Risk Based Assessment, to determine whether there is a possibility that this Leaver's conflict of interest may have influenced the rating process with respect to such entity.

2.7. GOM means Global Operations Management.

2.8. Initial Risk Based Assessment means a review of the Leaver's analytical work product with respect to a Rated Entity or Transaction Participant to determine whether there is a possibility of a conflict of interest that may have influenced the rating process with respect to such entity.

2.9. Last Committee Participation Date means, during the three-year period prior to the Leaver's Termination Date, the last date, if any, on which the Leaver participated in a rating committee (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant.

2.10. Leaver means an Analyst whose employment with Fitch Ratings has been terminated.

2.11. Look Back Mailbox means the mailbox (at lookback.mailbox@fitchratings.com) used by GOM to record information regarding Leavers and actions taken pursuant to this Procedure.

2.12. Rated Entity means an entity to which Fitch Ratings has assigned a Rating.

2.13. Rating shall have the meaning set forth in Bulletin 7: Credit Products – Defined; Ratings, Assessments, Opinions and Scores**.**

2.14. Relevant Period means the period starting from the Leaver's Termination Date and looking back for the longer of (i) the one-year period preceding the relevant Last Committee Participation Date and (ii) the two-year period preceding the Leaver's Termination Date.

2.15. Senior Officer means any named Officer of Fitch Ratings, any member of Fitch Ratings' Executive Committee, or any Global Group Head or Regional Group Head of an Analytical Group.

2.16. Termination Date means the date at which an Analyst's employment by Fitch Ratings is terminated.

2.17. Transaction Participant means the obligor, issuer, arranger, underwriter or sponsor of a security or money market instrument to which Fitch Ratings has assigned a Rating**.**

3.   INITIAL RISK BASED ASSESSMENT

3.1. Human Resources Notification to GOM. Human Resources (HR) shall promptly notify GOM of any Leaver's Termination Date, specifying whether the termination was voluntary or involuntary and the name of that Leaver's supervisor, by emailing the Look Back Mailbox. HR shall ask each Leaver who has voluntarily terminated their employment about their future plans, including intended employment, study, retirement and time off. HR shall promptly send the information obtained to the Look Back Mailbox. If HR obtains this information, from any source, for any Leaver whose employment was terminated by Fitch Ratings, HR shall promptly send this information to the Look Back Mailbox.

3.2. Where Leaver's Subsequent Employer Unknown. If the Leaver does not disclose their subsequent employer or the Leaver's termination is involuntary, GOM will attempt to determine the Leaver's subsequent employer by conducting a LinkedIn search three months after the Leaver's Termination Date. If there are no results from the LinkedIn search or GOM is not otherwise provided with the name of the Leaver's subsequent employer, no further action is required until the annual review process (as described in section 6 below).

3.3. Initial Risk Based Assessment. Within five business days of obtaining or receiving the name of a Leaver's subsequent employer, GOM shall conduct an Initial Risk Based Assessment to determine whether there is a Last Committee Participation Date for that Leaver with respect to the subsequent employer. If there is a Last Committee Participation Date, GOM shall determine whether, during the Relevant Period, the Leaver participated in any other rating committee(s) (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant. If so,

a) If the Leaver was the lead Analyst, the secondary Analyst or the committee chair of one or more of those rating committees, GOM shall promptly instruct the DP for the relevant Analytical Group or SF ODT, as applicable, to conduct a Further Risk Based Assessment with respect to the Rating(s) determined at those rating committees, copying the Look Back Mailbox; or

b) If the Leaver was a voting member but not the lead Analyst, the secondary Analyst or the committee chair of one or more of the relevant rating committees and (x) the decision of one or more of these rating committees was the subject of an appeal, (y) one or more of these rating committees decided on a three notch or more upgrade of the relevant Rating(s) and/or upgraded the relevant Rating(s) to BBB- or higher or (z) GOM otherwise discovers any reason that might indicate that the relevant Ratings(s) may have been influenced by the Leaver's conflict of interest, GOM shall promptly instruct the DP for the relevant Analytical Group or SF ODT, as applicable, to conduct a Further Risk Based Assessment with respect to the Rating(s) determined at those rating committees, copying the Look Back Mailbox.

The instruction to the DP shall also include the following information: (i) the Leaver's name, (ii) the Termination Date, (iii) the subsequent employer, (iv) the Last Committee Participation Date, (v) whether the subsequent employer was the Rated Entity or a Transaction Participant with respect to each such rating committee, (vi) the date of each such rating committee, (vii) whether the Leaver was the lead Analyst, the secondary Analyst, the committee chair or another voting member of each such rating committee and (viii) if there was any other reason for instructing a DP to conduct a Further Risk Based Assessment, details of that reason. If GOM determines that the conditions for referral to a DP are not met, GOM shall document that decision by emailing the Look Back Mailbox, setting forth the reason(s).

3.4. Eligibility of DP. If the DP participated in any of the rating committees specified in GOM's instruction to conduct a Further Risk Based Assessment and/or was the direct supervisor of the Leaver at any time during the 12 months prior to the Leaver's Last Committee Participation Date the DP shall promptly notify a Managing Director in the relevant Analytical Group or SF ODT, as applicable, copying the Look Back Mailbox, and that Managing Director shall select another eligible DP and notify GOM. GOM shall promptly email the new DP, copying the Look Back Mailbox, with the information described in section 3.3 above.

4.   FURTHER RISK BASED ASSESSMENT

4.1. If instructed by GOM, the DP shall perform a Further Risk Based Assessment for the Relevant Period. For purposes of determining if a Leaver's conflict of interest may have influenced a Rating, the DP must consider the following factors, among other possible factors:

a) The emails between the Rated Entity or Transaction Participant and the Leaver (which GOM will obtain from Compliance and forward to the DP);

b) The Rating(s) of the Rated Entity compared to those of its peers (issued by Fitch Ratings or issued publicly by another rating agency) to assess if the Rating(s) appeared to be outliers based on price characteristics of bonds, CDS or equity based indicators or, in the case of Structured Finance, a review of the Rating(s) compared to relevant peer transactions to assess if the Rating(s) appeared to be outliers;

c) Exceptions to any Fitch Ratings' policy or procedure granted, such as delayed rating committees, publication of RACs, committee quorums, etc.;

d) Criteria variations or ratings that vary from implied ratings produced by any rating models used, including whether the rating file clearly documented a reasonable basis or rationale for the variation; and

e) Outcome of any appeal committee(s).

4.2. In addition, as part of the Further Risk Based Assessment, the DP must assess whether, in the time period between the Last Committee Participation Date and the Leaver's Termination Date, the DP reasonably believes that the Leaver's conflict may have influenced the relevant Rating(s), notwithstanding the fact that the Leaver participated in no further rating committees. The factors to be considered include, but are not necessarily limited to:

a) Whether the Rating(s) assigned to the Rated Entity or Rating(s) where the Leaver's subsequent employer was a Transaction Participant during this period appeared to be inconsistent with those assigned during the 12 months prior to the Leaver's Last Committee Participation Date; and

b) The emails described in section 4.1(a) above.

4.3. The DP must complete the Further Risk Based Assessment within the later of (i) 30 days of their appointment and (ii) 30 days of the Leaver's Termination Date. If, based on consideration of relevant factors, the DP concludes that no conflict of interest of the Leaver influenced the Rating(s), the DP shall document the results of the analysis in the Further Risk Based Assessment template and submit the document to the Look Back Mailbox, copying the relevant Global Group Head, the Chief Credit Officer and HR. Once this completed document is submitted, no further action is necessary.

4.4. If, based on consideration of relevant factors, the DP concludes that a conflict of interest of the Leaver may have influenced the Rating(s), the DP shall refer the matter to a Regional Credit Officer and initiate a Conflicts Review Committee as described in section 5. In addition, the DP shall:

a) Publish within one business day a rating action commentary (RAC) placing the applicable Rating(s) on Rating Watch. Fitch Ratings must disclose in the RAC: (a) that the review was prompted by the Analyst's departure; (b) that the Rating(s) may have been influenced by the Leaver's conflict of interest; and (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings believes may have been influenced by the Leaver's conflict of interest; and

b) Send a copy of this RAC to the Look Back Mailbox, with a copy to the relevant Global Group Head, the Chief Credit Officer and HR.

5. CONFLICTS REVIEW COMMITTEE

5.1. A Conflicts Review Committee must be promptly convened by the DP, in consultation with the relevant Regional Credit Officer, to review (and possibly re-rate) all Ratings identified by the DP as potentially influenced by the Leaver's conflict of interest and must complete this review within 15 calendar days of the publication of the RAC referred to in subsection 4.4.1 above.

5.1.1 A Conflicts Review Committee quorum shall be composed of at least five members and:

a) must include at least two Senior Directors who did not participate as rating committee members with regard to the Rating(s) under consideration;

b) must include the DP;

c) a majority of the Conflicts Review Committee shall not have participated in the original rating committee(s); and

d) the chair shall not have participated as a rating committee member with regard to the Rating(s).

5.2. Following the conclusion of the Conflicts Review Committee, the chair shall ensure that a RAC is published, within one business day (but subject to any issuer notification requirements in Bulletin 2: The Rating Process Manual), based on the determination of whether the current Rating(s) must be revised (as applicable), containing the following:

5.2.1 A revised Rating, if appropriate, including: (a) a statement that the review was prompted by the Leaver's departure; (b) an explanation that the reason for the action is the discovery that a Rating(s) in one or more prior rating actions was influenced by a conflict of interest; (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings has determined was influenced by this conflict, if any, and (d) a description of the impact this conflict had on each such prior rating action, if any; or

An affirmation of the Rating, if appropriate, including: (a) a statement that the review was prompted by the Leaver's departure; (b) an explanation of why no rating action was taken with respect to the Rating(s) notwithstanding the conflict of interest; (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings has determined was influenced by this conflict, if any; and (d) a description of the impact this conflict had on each such prior rating action, if any.

5.2.2 A summary report of the Conflicts Review Committee's findings (including a list of impacted Rating(s)) shall be provided to the Chief Compliance Officer within one business day following the conclusion of the Conflicts Review Committee. A copy of the published RAC shall be sent to the Look Back Mailbox.

6. FIVE YEAR SEC REPORTING

6.1. GOM will review the public LinkedIn profile of each Leaver at the end of each December, beginning with the first December following that Leaver's Termination Date, and continuing for a period of five years from that Termination Date, to determine whether, during the 12-month period prior to that Leaver starting work with the subsequent employer, any of the following occurred:

6.1.1 If the Leaver was a Senior Officer of Fitch Ratings, the subsequent employer was a Rated Entity or a Transaction Participant;

6.1.2 If the Leaver was an Analyst, the subsequent employer was a Rated Entity or a Transaction Participant and that Analyst participated in a rating committee (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant; and

6.1.3 If the subsequent employer was a Rated Entity or a Transaction Participant, the Leaver supervised an Analyst who participated in a rating committee (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant.

6.2. If, after completing a 12-month review as described in section 6.1 above, GOM determines that any of the fact patterns described in subsections 6.1.1 through 6.1.3 exists, GOM shall promptly prepare a list setting forth the name of each relevant Rated Entity, and specifying which fact pattern applied to that Rated Entity, and provide that list to the Chief Compliance Officer (with a copy to the Look Back Mailbox). The Chief Compliance Officer shall promptly provide that list to the US SEC.

6.3. Additionally, if any of the fact patterns described in subsections 6.1.1 through 6.1.3 exists, GOM shall conduct an Initial Risk Based Assessment. If GOM determines that the conditions for referral to a DP are met: (i) for years one and two, GOM shall instruct a DP to, and the DP shall, conduct a Further Risk Based Assessment and (ii) for years three through five, GOM shall instruct a DP to consider the need for a Further Risk Based Assessment, and the DP shall conduct a Further Risk Based Assessment if the DP has reason to believe that the Leaver's conflict of interest may have influenced the relevant Rating(s).

7. FILE MAINTENCE

7.1. All documentation relating to the look back review process sent to the Look Back Mailbox will be retained by GOM for the periods specified in Bulletin 11: File Maintenance and Recordkeeping Policy for Analytical Groups, Credit Policy, Global Content Operations and Global Operations Management.

Owners:	Karen Skinner and Brett Hemsley
Version:	2
Supplemental Documents: None	

APPENDIX

Summary of Changes

12 March 2018

1) Remove ALQ questionnaire – replace with email from GOM.

2) Designated Person – appointed by MD, not RGH; DPs for SF come from ODT.

3) Introduced two-stage review: Initial Risk Based Assessment (conducted by GOM) and Further Risk Based Assessment conducted by the DP.

4) Generally streamlined the process.

11 April 2019

1) Amend definition of Relevant Period to apply the EU definition globally.

2) Removed the definition of "EU Fitch Ratings" as no longer used in the Procedure.

EXECUTIVE SUMMARY

Objective: Document the employee accountability process, including roles and responsibilities and deliverables, as well as the HR process to address failure to attend Mandatory Training.

Application: All Fitch Ratings employees

Replaces: Initial Version

1. Overview

This Procedure applies a standardized, global approach to review, investigate and conclude reports of instances where an employee may have breached a Requirement, but is not alleged to have violated a law. The Fitch Ratings' Legal Department reviews all reports in which an employee is alleged to have violated a law; this Procedure does not apply to those matters. This Procedure also sets out the process to be followed when a Fitch Ratings employee fails to attend Mandatory Training.

2. Definitions

"Aggravating Factors" means facts or circumstances considered by a Committee investigating a Report that may increase the severity of any Violation. Examples of Aggravating Factors are set out in Appendix E.

"Bulletin 4" means Fitch Ratings' Bulletin 4: Segregation of Commercial & Analytical Activities.

"Bulletin 13" means Fitch Ratings' Bulletin 13: Global Securities Trading and Conflicts of Interest Policy.

"Bulletin 41" means Fitch Ratings' Bulletin 41: Confidential Information Policy.

"BRM" means the Business & Relationship Management group.

"Committee" means the group that reviews a Report elevated by a Report Recipient.

"CTM" means the Compliance Testing and Monitoring group within the Compliance group.

"EMS" means the Exceptions Management System, which is Fitch Ratings' internal system for employees to (i) request and obtain ex ante approval for exceptions to compliance with requirements of Fitch Ratings' policies and procedures (so-called "exceptions") and (ii) record instances ex post of non-compliance with requirements of Fitch Ratings' policies and procedures for which exceptions were not requested (so-called "incidents").

"Fitch Ratings" means Fitch Ratings, Inc. and all of its direct and indirect subsidiaries which assign credit ratings under the "Fitch Ratings" brand name.

"Global HR Mandatory Training Log" means the record maintained by the HR listing all Mandatory Training and recording incidents of employee non-compliance or delinquency with respect to Mandatory Training. The log includes information regarding the name of each Mandatory Training module, the date on which the Mandatory Training was assigned to the employee and the date on which it was due to be completed, and records any employee delinquencies in completing the Mandatory Training.

"HR" means the Fitch Ratings' Human Resources department.

"Infraction" means an action on the part of an employee that is neglectful of a Requirement, but which action is determined, in accordance with this Procedure, to be less material than a Violation because the action was not likely to lead to a conflict of interest or confidentiality breach and/or a determination was made that there was reduced culpability on the part of the employee based on the facts and circumstances.

"Learning Management System" means the internal online training system used by Fitch Ratings.

"Mandatory Training" means any training module Fitch Ratings requires any employee to take.

"MD" means a Managing Director, and specifically in this Procedure means the Managing Director in the reporting line of an employee who is the subject of a Report.

"**Memorandum of Outcome**" means a written document prepared to record the conclusions of a Committee. A Memorandum of Outcome will include (i) a description of the relevant Report; (ii) a list of the Committee members by name and title; (iii) a summary of the facts considered, including a discussion of any relevant Mitigating Factors and/or Aggravating Factors; and (iv) the conclusion reached, including whether or not an Infraction or a Violation has occurred and if a Violation has occurred, the Violation Level.

"Mitigating Factors" means facts or circumstances considered by a Committee investigating a Report that may lessen the severity of any Violation. Examples of Mitigating Factors are set out in Appendix E.

"Notice of Compliance Inquiry" means an email notification sent to an employee when a Report Recipient and the relevant MD are unable to conclude an investigation of a Report.

"Notice of Infraction" means an email notification informing an employee that he or she has committed an Infraction.

"Notice of Violation" means an email notification informing an employee that a Committee has concluded that he or she has committed a Violation.

"PDR" means Fitch Ratings' annual employee review process.

"Report" means a notice, alert or disclosure of information indicating that an employee may have breached a Requirement. More than one event may be included in a Report if the events are linked in time or behavior.

"Report Recipient" means the staff member in the Compliance group that receives a Report from any source.

"Requirement" means any requirement set forth in any of Bulletin 4, Bulletin 13 and Bulletin 41.

"Violation" means an employee failed to comply with or disregarded a Requirement; provided, however, that if a failure to comply with Bulletin 4 occurs as the result of a non-Fitch Ratings individual sending fee-related information to an analyst, such failure will not be considered a Violation (although it must be recorded in EMS in accordance with Section 2.1.2 of Bulletin 2: Ratings Process Manual).

"Violation Level" means a category of Violation, assigned to each Violation, indicating a relative measure of the severity of the Violation using Level 1, 2 or 3. Level 1 Violations are the least severe, while Level 3 Violations are the most severe.

3. Employee Accountability Process Relevant to Potential Breaches of Requirements

This section describes the process related to investigations of Reports.

3.1 Review of Reports

3.1.1 Assessment Process

Once a Report Recipient receives a Report, she or he will review the Report and assess the facts to determine if an Infraction or Violation may have occurred. If the Report Recipient determines that there was neither an Infraction nor a Violation, no further action is required. In any other case, the Report Recipient will send a copy of the Report to the relevant MD. The Report Recipient and the MD will review the Report and assess the facts. If they determine that there was neither an Infraction nor a Violation, no further action is required. If they determine that an Infraction occurred, but that a Violation did not occur, the Report Recipient will send a Notice of Infraction to the relevant employee (copying the employee's direct manager and this MD), describing the Infraction (including the relevant Bulletin and Requirement), and referring to Section 3.1.1 of this Procedure for next steps.[1] Upon receipt of the Notice of Infraction, the employee must provide email confirmation to all the parties copied on the Notice of Infraction that they understand and will comply with Fitch Ratings' policies and procedures, including the relevant Bulletin, going forward. The matter is considered final upon the employee's response to the Notice of Infraction.

If the Report Recipient and the MD conclude that there may be a Violation, the Report Recipient will send a Notice of Compliance Inquiry to the relevant employee (copying the employee's manager and the MD), specifying (i) the date or dates of the alleged breach(es), (ii) the Bulletin and the Requirement(s) that may have been breached and (iii) any Violations the employee committed in the prior 18 months (including whether any such Violations were taken into consideration in prior PDRs). The Report Recipient will create the Committee by also copying on this Notice of Compliance Inquiry the Committee members – i.e., the regional head (or equivalent) of that employee's group, a member of HR, and a member of Compliance[2] The Committee may consult a member of the Legal Department as and when they deem it appropriate or advisable.

3.1.2 Committee Review

The Committee will review and assess the Report and generally this will involve an investigation and review of the facts and a conference call involving the Committee, but may involve other or additional steps at the discretion of the Committee.[3]

The Committee will determine whether the substance of the Report constitutes an Infraction, a Violation, or neither[4]:

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[1] The Report Recipient must also enter the issue into EMS if the issue has not been previously entered into EMS.

[2] A Committee may consider more than one Report as part of the same process if the events are linked in time or behavior and the Committee determines that consideration of more than one Report at once is reasonable under the circumstances. The Report Recipient will copy the global head of that employee's group, to allow them the opportunity to join the Committee. If the relevant regional head believes that the alleged breach may be a Level I Violation, that person may delegate Committee participation to that employee's line MD.

[3] At its discretion and in uncomplicated Level I matters, the Committee may decide to review the facts and record the Committee's decision by email, for example.

(a) If the Committee determines that no Infraction or Violation occurred, the Report Recipient will create a Memorandum of Outcome describing those conclusions and will notify the relevant employee (copying any person copied on the Notice of Compliance Inquiry) of the Committee's determination, and the matter is thereby concluded.

(b) If the Committee determines that an Infraction occurred, the Report Recipient will create a Memorandum of Outcome and will deliver a Notice of Infraction to the employee (copying any person copied on the Notice of Compliance Inquiry), describing the Infraction (including the relevant Bulletin and Requirement), and referring to this Section 3.1.2 (b) of this Procedure for next steps. Upon receipt of the Notice of Infraction, the employee must provide email confirmation to all the parties copied on the Notice of Infraction that he or she understands and will comply with Fitch Ratings' policies and procedures, including the relevant Bulletin, going forward. The matter is considered final upon the employee's response to the Notice of Infraction.

(c) If the Committee determines that a Violation occurred, the Committee will then determine the Violation Level under Section 3.1.3.

(d) If the Committee does not reach consensus on whether an Infraction or Violation occurred, this will be decided by the Compliance and HR representatives on the Committee.

3.1.3 Committee Determination of a Violation: Violation Level, Remedial Actions, Notice of Violation and Memorandum of Outcome

(a) When determining the Violation Level, the Committee will (i) consider the relevant matrix as set forth in the Appendices, (ii) consider any relevant Aggravating Factors or Mitigating Factors and (iii) assign a final Violation Level. Depending on the complexity of the matter, the Committee will have one or more meetings or calls to determine the final Violation Level. If the Committee does not reach consensus on the Violation Level, this will be decided by the Compliance and HR representatives on the Committee.

(b) The Committee will determine the relevant sanctions or remedial actions to be imposed on the employee. If the Committee does not reach consensus on this topic, the HR representative will decide, consistent with precedent (if any).

(c) The Report Recipient will issue a Notice of Violation to the employee, copying any person copied on the Notice of Compliance Inquiry (and for Level 3 Violations, also copying the Executive Committee member responsible for that employee's business area). The Notice of Violation will set forth the details of the Violation (including the relevant Bulletin and Requirement, the Violation Level and any Mitigating Factors or Aggravating Factors) and the relevant sanctions or remedial actions, if any, and will refer to this Section 3.1.3 of this Procedure for next steps. Upon receipt of the Notice of Violation, the employee will provide email confirmation to all of the parties copied on the Notice of Violation that he or she is in receipt of and understands the Notice of Violation and will comply with any relevant sanctions or remedial actions imposed, as well as all of Fitch Ratings' policies and procedures. HR will determine who will be responsible for administering and managing any sanctions or remedial measures imposed.

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[4] If the Committee is considering more than one Report, it shall make a determination regarding each Report.

(d) The employee's management chain will create the Memorandum of Outcome for any Report that results in either a Level 2 or Level 3 Violation, and the Report Recipient will create the Memorandum of Outcome for a Level 1 Violation.

3.2. Recordkeeping; PDR

The Report Recipient will retain copies of each Notice of Infraction, Notice of Violation and employee's email response. HR will be responsible for obtaining a copy of each Memorandum of Outcome signed by a representative in the employee's management line and for retaining a copy thereof in the employee's personnel file. HR will also be responsible for ensuring that each Level 2 and Level 3 Violation is considered during the relevant employee's PDR for that year. All other relevant documents will be maintained by the Report Recipient.

These documents must be stored so as to limit access to these documents to the relevant Report Recipient, as well as those individuals and/or groups requiring access to the information.

3.3. Exception Management System

Once the employee accountability process described above is complete, the Report Recipient will enter the conclusions of the relevant investigation into EMS for future reference and reporting.

4. Mandatory Training

Learning & Development will assign, track and report on Mandatory Training through the Learning Management System. The Learning Management System provides an automated daily report to HR and a monthly summary to Compliance listing any individuals who have not completed Mandatory Training within the required period.

HR will review this daily report: (1) to ensure each employee listed as delinquent is still an active employee and not on approved leave[5]; and (2) to identify, by checking each employee against the Global HR Mandatory Training Log, any prior failures by the employee to complete a Mandatory Training by the assigned due date within the prior twelve months.

- After HR verifies that the employee is active and not on any approved leave, HR shall email the employee, his or her immediate manager and the relevant HR Business Partner indicating that the employee is overdue on a specified Mandatory Training which needs to be completed immediately.

- If the next day's automated report indicates that the employee has not completed the relevant Mandatory Training on the first day overdue, the relevant HR Business Partner will contact the employee directly via email to instruct them to complete the Mandatory Training immediately.

- In the event that the employee still has not completed the training, the relevant HR Business Partner will send another email to the employee, his or her immediate manager and Fitch Ratings' Head of Human Resources indicating that they have failed to comply with the earlier requests to complete overdue Mandatory Training and that the employee must complete the Mandatory Training immediately or face further disciplinary sanctions.

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[5] For the avoidance of doubt, "leave" does not include short term absence based on use of vacation, personal or regular sick days.

- Once the employee completes the training, the relevant HR Business Partner will add notes to the Global HR Mandatory Training Log, indicating why the employee failed to complete their Mandatory Training by the due date and specifying that they authored the entry.

If during the validation process it is determined that the relevant employee also failed to complete a Mandatory Training within the past twelve months on a rolling calendar basis, HR, together with the regional head (or equivalent) of the relevant employee, will consider any disciplinary action which may be required.

Notwithstanding the foregoing, should extraordinary circumstances, such as long-term illness, or other unplanned absence prevent an employee from completing Mandatory Training within the required timeframes, the line manager must advise the relevant HR Business Partner, who will verify the circumstances and confirm with Learning & Development. HR will provide an automatic exemption for any active employee subject to such an absence.

5. Questions

Questions or issues concerning this Procedure should be directed to Compliance or HR.

Owner:	Chief Compliance Officer & Global Head of Human Resources
Effective Date:	Q4 2019
Version:	1.1
Supplements:	N/A

6. Appendix A: Bulletin 13 Matrix[6]

Level 1: Lowest Severity	Level 2: Moderate Severity	Level 3: Highest Severity
• Failure to meet a Bulletin 13 Requirement that does not create an actual or perceived conflict of interest. Examples include: ○ Failure to report an Account, Security holding or transaction within the required disclosure timeframe ○ Failure to pre-clear a transaction ○ Failure to complete a Compliance Certification on a timely basis ○ Failure to report and obtain pre-approval for an Outside Interest unrelated to an employee's sector or asset class ○ Failure to follow the 30-day holding period requirement ○ Executing a short sale in a Reportable Security ○ Transacting in Futures or Options in a manner prohibited by Bulletin 13 ○ Transacting in a mutual fund or ETF prohibited by an employee's Group Investment Restrictions • Conduct involving a Level 2 Violation, with Mitigating Factors.	• Failure to meet a Bulletin 13 Requirement that results in a perceived (but not an actual) conflict of interest, but that does not violate applicable laws or regulations. Examples include: ○ Transacting in or holding a Security (not including mutual funds or ETFs) prohibited by an employee's Group Investment Restrictions ○ Failure to report and obtain pre-approval for an Outside Interest relating to an employee's sector or asset class ○ Failure to disclose a relationship with an individual in a Key Management Position at an entity operating in an employee's sector or asset class ○ Failure to reject/report a Gift received in connection with an employee's work, as required by Bulletin 13 ○ Accepting or attending a Business Event or Entertainment prohibited by Bulletin 13 • One or two prior remedial or disciplinary actions imposed within the past 18 months for a Violation of Bulletin 13. • Conduct involving a Level 1 Violation, with Aggravating Factors. • Conduct involving a Level 3 Violation, with Mitigating Factors.	• Failure to meet a Bulletin 13 Requirement that creates an actual and impermissible conflict of interest or that violates applicable laws or regulations. Examples include: ○ Transacting in or holding a prohibited Security while performing work relating to the issuer or a transaction participant ○ Failure to report and obtain pre-approval for an Outside Interest relating to an entity an employee covers or interacts with ○ Failure to disclose a relationship with an individual in a Key Management Position at an entity an employee covers or interacts with ○ Soliciting a Gift, or accepting a Gift that was determined to have influenced an employee's work or conduct ○ Accepting or providing Business Entertainment on an overly frequent basis, or beyond what is reasonable or customary ○ Transacting in a Security while in possession of MNPI in the Security • Multiple (typically three or more) remedial or disciplinary actions imposed within the past 18 months for a Violation of Bulletin 13. • Conduct involving a Level 2 Violation, with Aggravating Factors.

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[6] Capitalized terms used in this Appendix have the meanings set forth in the relevant Bulletin or in this Procedure. The descriptions of requirements in this Appendix are summaries of the requirements in the Bulletin 13; please consult Bulletin 13 for the actual requirements.

7. Appendix B: Bulletin 4 Matrix[7]

Level 1: Lowest Severity	Level 2: Moderate Severity	Level 3: Highest Severity
• Information concerning individual fees or billings is unintentionally disclosed by a BRM or Finance employee to an Analyst. • Financial Information or Market Share Information is unintentionally shared by a BRM or another Fitch Ratings employee with an Analyst in contravention of Bulletin 4. • Advance, pre-publication notice or information regarding a rating action, the timing as to when a rating committee is to be held, or the withdrawal of a rating for analytical reasons (heightened requirements apply in the EU and to Endorsed Ratings), is unintentionally disclosed by an Analyst to BRM in a manner prohibited by Bulletin 4. • Conduct involving a Level 2 Violation, with Mitigating Factors.	• One or two prior remedial or disciplinary actions imposed within the past 18 months for a Violation of Bulletin 4. • In a joint meeting with BRM, an Analyst, a Rated Entity and/or other transaction participants, an Analyst fails to leave the room/meeting before BRM negotiates, discusses or arranges fees paid with respect to a rating. • In a joint meeting with BRM, an Analyst, a Rated Entity and/or other transaction participants, BRM fails to leave the room/meeting before the Rated Entity/others begin the process of providing Confidential Information of the Rated Entity relevant to the assignment of ratings. • A BRM employee inappropriately pressures or questions an Analyst with respect to the performance of their Analytical Activities. • Advance, pre-publication notice or information regarding a rating action, the timing as to when a rating committee is to be held, or the withdrawal of a rating for analytical reasons (heightened requirements apply in the EU and to Endorsed Ratings), is intentionally disclosed by an Analyst to BRM in a manner prohibited by Bulletin 4 • An Analyst attempts (unsuccessfully) to obtain individual fee-related information, Financial Information or Market Share information prohibited by Bulletin 4. • Conduct involving a Level 1 Violation, with Aggravating Factors. • Conduct involving a Level 3 Violation, with Mitigating Factors.	• A BRM employee actively attempts to influence the performance of Analytical Activities (including the assignment of a rating or a subsequent rating action). • An Analyst takes into account sales or marketing considerations when assigning a rating or taking a subsequent rating action. • An Analyst actively seeks and obtains individual fee-related information, Financial Information or Market Share Information prohibited by Bulletin 4. • Multiple (typically 3 or more) remedial or disciplinary actions imposed within the past 18 months for a Violation of Bulletin 4. • Conduct involving a Level 2 Violation, with Aggravating Factors.

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[7] Capitalized terms used in this Appendix have the meanings set forth in the relevant Bulletin or in this Procedure. The descriptions of requirements in this Appendix are summaries of the requirements in the Bulletin 4; please consult Bulletin 4 for the actual requirements.

8. Appendix C: Bulletin 41 Matrix[8]

Level 1: Lowest Severity	Level 2: Moderate Severity	Level 3: Highest Severity
• Confidential Information (other than Confidential Analytical Information or MNPI) disclosed to another Fitch Group employee without a Legitimate Business Interest in the Confidential Information. • Confidential Information (other than Confidential Analytical Information or MNPI) sent by an employee to their personal/external email account in connection with the performance of work-related activities. • Conduct involving a Level 2 Violation, with Mitigating Factors.	• One or two prior remedial or disciplinary actions imposed within the past 18 months for a Violation of Bulletin 41. • Confidential Analytical Information or MNPI disclosed to a Fitch Ratings employee without a Need to Know the information or who (with respect to Confidential Analytical Information in the EU and with respect to Endorsed Ratings) is not otherwise permitted to receive the information pursuant to Bulletin 41. • Confidential Analytical Information or MNPI disclosed to an employee of the Fitch Group outside of Fitch Ratings. • Confidential Analytical Information or MNPI sent by an employee to their personal/external email account in connection with the performance of work-related activities. • Confidential Information (other than Confidential Analytical Information or MNPI) disclosed in a public forum (e.g., through posting on website, inclusion in data feed, etc.) or to multiple, non-Fitch Group recipients. • Conduct involving a Level 1 Violation, with Aggravating Factors. • Conduct involving a Level 3 Violation, with Mitigating Factors.	• Confidential Analytical Information or MNPI disclosed to a third (external) party without a Need to Know. • Confidential Analytical Information or MNPI disclosed in a public forum (e.g., through posting on website, inclusion in data feed, etc.). • Confidential Analytical Information or MNPI sent by an employee to their personal/external email account for personal reasons, or reasons other than in connection with the performance of work-related activities. • Multiple (typically 3 or more) remedial or disciplinary actions imposed within the past 18 months for a Violation of Bulletin 41 • Conduct involving a Level 2 Violation, with Aggravating Factors.

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[8] Capitalized terms used in this Appendix have the meanings set forth in the relevant Bulletin or in this Procedure. The descriptions of requirements in this Appendix are summaries of the requirements in the Bulletin 41; please consult Bulletin 41 for the actual requirements.

9. Appendix D: Process Flow


Report Recipient
- B13 (PCM)
- B41 (CTM)
- B4 (CTM / RC)
Infraction or Violation? (3.1.1)
No Infraction Nor Violation
No Action Required
No Infraction Nor Violation
Report Recipient and MD Review
Possible Violation Or Infraction
Report to Line MD
Infraction
Possible Violation
Notice of Infraction
- Employee
- Manager
- MD
- Report Recipient
(3.1.1)
Notice of Compliance Inquiry
- Employee
- Manager
- MD
- Report Recipient
- Committee Members
(3.1.1)
Employee E-Mail Confirmation
EMS Entry or Update (3.3)
Close
Compliance and HR Committee Representatives (3.1.2d)
No Determination
Committee Review and Assessment (3.1.2)
Consider Mitigating / Aggravating Factors and Matrix (3.1.3a)
Violation
Determine Violation Level (3.1.3)
Level 1
Level 2
Level 3
No Infraction Nor Violation (3.1.2a)
Infraction (3.1.2b)
Memorandum of Outcome
Notice of Infraction
- Employee
- Manager
- MD
- Report Recipient
- Committee Members
EMS Entry or Update (3.3)
Close
Employee E-Mail Confirmation
Notice of Violation
- Employee
- Manager
- MD
- Report Recipient
- Committee Members
- ExCo Member (L3)
(3.1.3c)
Memorandum of Outcome
EMS Entry or Update (3.3)
Remedial Action
(if required)
PDR (L2 and L3) (3.2)

10. Appendix E: Mitigating & Aggravating Factors

Examples of Mitigating Factors:

- Employee cooperates fully in investigation, attempts to address matter in timely fashion, and shows remorse and willingness to change behavior.
- Conduct was unintentional.
- Employee self-discloses the breach in a timely manner.
- The events or causes were outside employee's control, and could not have been avoided by the exercise of due care (e.g. system malfunction, issue resulted from act or omission by employee's Family Member (as defined in Bulletin 13), illness, death in the family, etc.).
- Employee does not have a history of Violations in the past 18 months or, where a higher Violation Level was triggered due to a repeat Violation, the prior Violation was already taken into account during the employee's prior year PDR.
- If the employee action involves an inappropriate sharing or disclosure of information, the type of information disclosed was not likely to create a conflict of interest, did not otherwise impact or impede another employee's ability to perform their function at Fitch Ratings, and did not create any liability for Fitch Ratings.

Examples of Aggravating Factors:

- Employee does not cooperate fully in investigation, resists efforts to cure or address the issue, or shows limited remorse or willingness to change behavior.
- Knowing, intentional or reckless conduct (i.e., employee should have known conduct may result in control or compliance issue).
- Employee attempts to conceal conduct and/or does not report known breaches in a timely manner.
- Employee has a significant history of Violations.
- Employee's act or omission appears likely to result in significant legal, regulatory or reputational issues for Fitch Ratings.